++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS SUPPLEMENT
(To Prospectus dated November 27, 1995)
                                8,000,000 SHARES
                   [LOGO OF JONES INTERCABLE APPEARS HERE]
                              CLASS A COMMON STOCK

                                 -------------
  All of the shares of Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), offered hereby (the "Offering") are being sold by Jones Intercable, Inc. (the "Company"). See "Underwriting." Pursuant to the Shareholders Agreement (as defined herein), Bell Canada International Inc. ("BCI"), a principal shareholder of the Company, will acquire 2,400,000, or 30%, of the shares of Class A Common Stock offered hereby.

  The Company has two classes of common stock: Common Stock, $.01 par value per share (the "Common Stock"), and Class A Common Stock. The holders of Common Stock and the holders of Class A Common Stock vote together as a single class on all matters except with respect to the election of directors and those matters requiring a class vote under Colorado law. In the election of directors, the holders of Class A Common Stock, voting as a separate class, are entitled to elect that number of directors that constitute 25% of the total membership of the Board of Directors. Holders of the Common Stock, also voting as a separate class, are entitled to elect the remaining directors. In all circumstances where the shareholders vote together as a single class, the holders of Class A Common Stock are entitled to one-tenth of a vote per share and the holders of Common Stock are entitled to one vote per share. See "Description of Capital Stock."

  On August 20, 1997, the last reported sale price of the Class A Common Stock, which is traded on the Nasdaq National Market under the symbol "JOINA," was $10.875 per share.
                                 -------------
  SEE "RISK FACTORS" BEGINNING ON PAGE S-7 HEREIN FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                                 -------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
================================================================================

                                                     Underwriting
                                       Price to       Discounts      Proceeds to
                                        Public    and Commissions(1) Company(2)
--------------------------------------------------------------------------------
Per Share...........................    $10.500         $.525          $9.975
--------------------------------------------------------------------------------
Total(3)............................  $82,740,000     $2,940,000     $79,800,000

================================================================================
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $200,000.
(3) BCI will purchase its shares from the Underwriters at a price equal to the price to the public less the underwriting discounts and commissions. The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 1,200,000 additional shares of Class A Common Stock on the same terms and conditions set forth herein, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $95,151,000, $3,381,000 and $91,770,000, respectively. See
    "Underwriting." Pursuant to the Shareholders Agreement, BCI will acquire
    30% of any shares of Class A Common Stock sold pursuant to the exercise of the over-allotment option.
                                 -------------
  The shares of Class A Common Stock offered by this Prospectus Supplement are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the shares of Class A Common Stock will be made at the office of Lehman Brothers Inc., New York, New York on or about August 26, 1997.
                                 -------------
LEHMAN BROTHERS                                     DONALDSON, LUFKIN & JENRETTE
                                                       SECURITIES CORPORATION
August 20, 1997

            [MAP OF CURRENT CABLE TELEVISION SYSTEMS APPEARS HERE]



  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF CLASS A COMMON STOCK PRIOR TO THE PRICING OF THE OFFERING FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE CLASS A COMMON STOCK, THE PURCHASE OF SHARES OF CLASS A COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE CLASS A COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE CLASS A COMMON STOCK. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

  The Company is engaged primarily in the cable television business, operating cable systems for itself and for its managed partnerships. The Company currently is the eighth largest cable television system operator in the United States, with owned and managed systems totaling approximately 1.4 million basic subscribers. As of June 30, 1997, on a pro forma basis for all completed and pending acquisitions and sales of cable systems, Company-owned systems served approximately 875,000 basic subscribers and systems held by Company-managed partnerships served approximately 545,000 basic subscribers. See "Recent Developments." On a pro forma basis for the six months ended June 30, 1997, the Company had annualized revenue of $430,000,000 and annualized earnings before interest, taxes, depreciation and amortization ("EBITDA") of $180,000,000. Key elements of the Company's operating strategy include increasing the number of owned subscribers clustered in attractive demographic areas and increasing penetration and revenues per subscriber by targeted marketing, superior customer service and the maintenance of high technical standards.

  Over the last several years, the Company has taken significant steps to simplify its corporate structure. This process has included the sale of cable television systems owned by certain managed partnerships to either the Company or to third parties and the divestiture of certain of the Company's non-strategic assets. As a result of this strategy, on a pro forma basis as of June 30, 1997, 62% of total subscribers would have been owned by the Company compared to 23% in June 1995. During this process, the Company has also made significant progress in clustering its owned subscribers in two primary groups of cable systems. The Company's Virginia/Maryland cluster is based primarily on geography. The Company's suburban cluster is based on similar market and operating characteristics, rather than geography. These clusters represent approximately 93% of Company-owned subscribers. The Company believes that its clustering strategy allows it to obtain both economies of scale and operating efficiencies, for example in areas such as marketing, administrative and capital expenditures.

  The Virginia/Maryland cluster is comprised of cable systems serving 400,000 basic subscribers in communities in Maryland and Virginia surrounding Washington, DC and, on a pro forma basis, the suburban cluster is comprised of five cable systems serving 415,000 basic subscribers. The suburban cluster includes the Savannah and Augusta, Georgia systems and the Pima County, Arizona system, and will include the Independence, Missouri and Albuquerque, New Mexico systems that are to be acquired by the Company.

  The Company believes that its systems are characterized by attractive demographics. The average income per household is approximately $48,300 in the markets served by the Company, compared to the national median household income of approximately $44,900. As a result, the Company's systems have generated monthly average revenue per subscriber in excess of cable television industry averages during each of the past six years. In 1996, for example, the Company's monthly average revenue per subscriber was $39.23, or 9.5% above the industry average. In 1996, new home growth in the markets owned on a pro forma basis by the Company was 1.86% compared to a national average of 1.49%. The Company believes that these favorable demographic trends have contributed to an internal subscriber growth of 3.2% in 1996 and 4.7% in the six months ending June 30, 1997, compared to the same periods in the prior years. These growth rates are above the industry average of approximately 2.0% and 2.2%, respectively. The Company intends to maintain this favorable demographic profile and will focus any acquisitions on cable systems that will fit into either of its clusters.

  The Company has achieved significant improvements in key measures of operating performance. During each of the past six quarters ended June 30, 1997, annualized quarterly EBITDA growth has been in excess of 10% on a same system basis. For 1996, disregarding the effect of the acquisitions and sales of certain systems, total revenues and EBITDA increased by 8% and 12%, respectively, compared to 1995. Furthermore, EBITDA growth was 13% for the second quarter of 1997, compared to the same period in 1996. As a result of the implementation of the Company's clustering strategy, the sale of certain of the Company's non-strategic assets and operating efficiencies, the EBITDA margin has increased from 35% to 41% during the past six quarters.

  The Company considers technological innovation to be an important component of its service offerings and customer satisfaction. The Company has actively sought to upgrade the technical capabilities of its cable plant in order to improve reliability, increase channel capacity for the delivery of additional video programming and facilitate the delivery of new services. As a result of these efforts, 46% of the Company's currently owned subscribers are served by systems with a technical capacity of 550 MHz or greater. In Alexandria, Virginia, with the assistance of BCI, the Company has developed a state-of-the-art 750 MHz system that has the capability to integrate voice and high-speed data, providing telephone services and Internet connections via cable modems. The Company already has begun to offer telephone and, through an affiliate, Internet programming to residents in certain of the systems that comprise the Virginia/Maryland cluster. In the multiple dwelling units where the Company's telephone service has been fully marketed, the telephony penetration rate is currently approximately 21%. The Company's systems consistently rank high in customer satisfaction, and results of Company-initiated surveys indicate that it is scoring higher than the local telephone companies in its service areas.


                              RECENT DEVELOPMENTS

PROPOSED ACQUISITIONS OF CABLE TELEVISION SYSTEMS

  In February 1997, the Company entered into an asset purchase agreement to acquire the cable television system currently serving 85,900 basic subscribers in and around Independence, Missouri (the "Independence System") from Jones Intercable Investors, L.P., a Colorado limited partnership managed by the Company, for a purchase price of $171,213,667, subject to customary closing adjustments. This price represents the average of three independent appraisals of the fair market value of the Independence System. The Company anticipates that it will receive a limited partner distribution totaling approximately $25,700,000 from the sale by the partnership of the Independence System because of the Company's ownership of limited partnership interests in the partnership. The partnership will pay The Jones Group, Ltd., a wholly-owned subsidiary of the Company, a $4,280,000 brokerage fee in connection with this transaction. The Company's acquisition of the Independence System is expected to be funded by the net proceeds of the Offering and borrowings available under the Company's credit facilities. The closing of the Company's purchase of the Independence System is expected to occur in the third quarter of 1997. See "Risk Factors--Risks Related to Shareholders Agreement."

  In July 1997, the Company entered into an asset purchase agreement to acquire the cable television system currently serving 112,800 basic subscribers in and around Albuquerque, New Mexico (the "Albuquerque System") from Cable TV Fund 12-BCD Venture, a venture comprised of three Company-managed partnerships, for a purchase price of $222,963,267, subject to customary closing adjustments. This price represents the average of three independent appraisals of the fair market value of the Albuquerque System. The Company expects that, subject to an anticipated amendment to the venture's credit facility, it will receive, from the three partnerships that comprise the venture, general partner distributions totaling approximately $8,100,000 upon the closing of the sale of the Albuquerque System. The Company anticipates that the acquisition of the Albuquerque System will be funded by borrowings available under the Company's credit facilities. The closing of the Company's purchase of the Albuquerque System is subject to the approval of the limited partners of each of the three partnerships that comprise the venture and to the consent of governmental authorities and other third parties, and is expected to occur during the first quarter of 1998.

RECENT ACQUISITIONS OF CABLE TELEVISION SYSTEMS

  In January 1997, the Company purchased the cable television system serving communities in northern Prince Georges County, Maryland (the "North Prince Georges County System") from Maryland Cable Partners, L.P., an unaffiliated entity. The purchase price was $231,367,000 and was funded by borrowings available under the Company's credit facilities. The North Prince Georges County System is now operated as part of the Company's Prince Georges County System in the Virginia/Maryland cluster.

  In June 1997, the Company purchased the cable television system serving the City of Manitowoc, Wisconsin (the "Manitowoc System") from Cable TV Joint Fund 11, a venture comprised of four managed partnerships, for a purchase price of $16,122,333. The Company received, from the four managed partnerships that comprise the venture, general partner distributions totaling approximately $4,556,000. Funding of the net purchase price of $11,566,000 was provided by borrowings under the Company's credit facilities.

RECENT EXCHANGE OF CABLE TELEVISION SYSTEMS

  In April 1997, the Company acquired the cable television system serving areas in and around Annapolis, Maryland (the "Annapolis System") and received $2,500,000 in cash from an affiliate of Tele-Communications, Inc. in exchange for the Company's cable television systems serving areas in and around Evergreen, Idaho Springs and certain portions of Jefferson County, Colorado. The Annapolis System is now operated as part of the Company's Chesapeake Bay Group in the Virginia/Maryland cluster.

PROPOSED SALES OF CABLE TELEVISION SYSTEMS

  In August 1996, the Company entered into agreements with Century Communications Corp. pursuant to which the Company agreed to sell its cable television systems serving areas in and around Walnut Valley, California (the "Walnut Valley System") and Oxnard, California (the "Oxnard System"), for $33,493,000 and $70,507,000, respectively, subject to customary closing adjustments. Although the agreements required that the sale of the systems occur on or before June 30, 1997, certain closing conditions had not been met by such date and the closings did not occur. With respect to the sale of the Walnut Valley System, the closing date has been extended to September 30, 1997 and the Company expects that it will close the sale of the Walnut Valley System to Century Communications Corp. on or before such date. The agreement relating to the sale of the Oxnard System to Century Communications Corp. has expired.

RECENT SALE OF NON-STRATEGIC ASSETS

  In April 1997, the Company tendered all of its shares of Bell Cablemedia plc to Cable & Wireless Communications plc ("CWC") in exchange for shares of CWC. In April and May 1997, the Company sold all of its shares of CWC for aggregate sales proceeds of $109,276,000. The Company recognized a gain on this transaction of $44,563,000 and proceeds from the sale of the Company's CWC shares were used to reduce outstanding indebtedness under the Company's credit facilities.

REDEMPTION OF SUBORDINATED DEBENTURES

  In July 1997, the Company redeemed all $160,000,000 of its 11.5% Subordinated Debentures due 2004 (the "11.5% Debentures") at 106.75% of par value. This redemption was funded using proceeds from the March 1997 sale by the Company of $250,000,000 of 8 7/8% Senior Notes due 2007 (the "Senior Notes"). The Company will recognize an extraordinary loss on early extinguishment of debt of approximately $13,500,000 in the third quarter of 1997 as a result of this redemption.

                                 THE OFFERING

Class A Common Stock offered
 hereby:

 Class A Common Stock offered to the
  public....................................  5,600,000 shares
 Class A Common Stock offered to BCI........  2,400,000 shares

  Total.....................................  8,000,000 shares
                                              ----------------
                                              ----------------

Shares to be outstanding after the
Offering:

 Class A Common Stock ...................... 34,314,523 shares
 Common Stock ..............................  5,113,021 shares
                                             -----------------

  Total .................................... 39,427,544 shares
                                             -----------------
                                             -----------------

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offering are estimated to be $79,600,000, after payment of estimated expenses (assuming no exercise of the Underwriters' over-allotment option). The Company anticipates that it will use the net proceeds of the Offering, together with amounts borrowed under the Company's credit facilities, to acquire the Independence System during the third quarter of 1997. See "Recent Developments." Pending the use of the net proceeds to acquire the Independence System, such proceeds will be held in a separate account and may be invested in money market or other short-term, interest bearing, investment-grade instruments.

                                 RISK FACTORS

  An investment in the shares of Class A Common Stock offered hereby involves certain risks. Prospective investors should consider carefully the following factors, as well as all of the other information set forth in this Prospectus Supplement and in the Prospectus dated November 27, 1995 (the "Prospectus"), in evaluating an investment in the Class A Common Stock offered hereby. Certain information contained in this Prospectus Supplement, in the Prospectus and in the documents incorporated by reference contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in such documents that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including such matters as changes in the cable television industry, the Company's acquisition and clustering strategies, capital expenditures, the Company's operating strategies, the liquidation of the Company's managed partnerships, the development of new services and technologies, particularly those in the telecommunications area, the effects of competition, the Company's expansion and growth of the Company's operations and other such matters, are forward-looking statements. These forward-looking statements are based upon certain assumptions and are subject to a number of risks and uncertainties. Discussions containing such forward-looking statements may be found in this Prospectus Supplement under "The Company," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business Overview" and "Business Strategy," as well as elsewhere in the Prospectus Supplement and in the Prospectus. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including without limitation the risk factors set forth below and the matters set forth in the Prospectus Supplement and the Prospectus generally.

HISTORY OF NET LOSS; EXPECTED FUTURE NET LOSS

  The Company has sustained net losses of $8.6 million, $21.7 million and $62.6 million for the years ended December 31, 1994, 1995 and 1996, respectively. The Company had net income of $6.7 million for the six months ended June 30, 1997. The net losses have resulted in an accumulated deficit of $200.8 million as of June
30, 1997. In addition, earnings have been insufficient to cover fixed charges in each of the five years ended December 31, 1996. The Company anticipates the continued recognition of operating income prior to depreciation and amortization charges, but net losses resulting from depreciation, amortization and interest expenses may occur in the future. To the extent the Company recognizes general partner distributions from its managed partnerships and/or gains on the sale of Company-owned cable television systems in the future, such losses may be reduced or eliminated; however, there is no assurance as to the timing or recognition of these distributions or sales.

RISKS ASSOCIATED WITH SUBSTANTIAL LEVERAGE

  The Company historically has been highly leveraged and the Company will remain highly leveraged after the Offering. On a pro forma basis giving effect to the Offering and the use of proceeds therefrom and the acquisition by the Company of the Independence System and the Albuquerque System and the sale of the Walnut Valley System, the Company will have long-term indebtedness of approximately $1.2 billion and a ratio of long-term indebtedness to annualized EBITDA for the six months ended June 30, 1997 of 6.6 to 1.0 as of June 30, 1997 (as if the Offering, the acquisitions of the Independence System and the Albuquerque System and the sale of the Walnut Valley System took place on that date). The degree to which the Company is leveraged may restrict the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes and will require the Company to dedicate a significant portion of the Company's cash flow from operations to interest payments. The Company would suffer a material adverse effect if it were unable to meet its debt obligations.

RISKS RELATED TO SHAREHOLDERS AGREEMENT

  Pursuant to the terms of the shareholders agreement dated as of December 20, 1994 among Glenn R. Jones, Jones International, Ltd. ("International"), BCI and the Company (the "Shareholders Agreement"), International and BCI, the principal shareholders of the Company, have certain rights and obligations with-respect to certain transactions proposed by or otherwise affecting the Company. The Shareholders Agreement confers certain significant consent rights on BCI. Notwithstanding such rights, the Company can acquire systems from its managed partnerships (which systems on a pro forma basis as of June 30, 1997 served approximately 545,000 basic subscribers) and can sell, buy or make investments in other cable television systems in amounts of $50,000,000 or less, up to an aggregate of $250,000,000, without BCI's consent. The Company may not, without the prior written consent of BCI, acquire or sell any cable television systems other than as described above and may not incur debt if the resulting debt to cash flow ratio of the Company would exceed 7:1. In addition, pursuant to the terms of the Shareholders Agreement, the principal shareholders and/or certain of their affiliates have certain rights to distribute programming on the Company's cable television systems and the first opportunity to supply certain services and equipment to the Company (on competitive terms and conditions) and the Company has agreed to regularly advise and consult with BCI with respect to the Company's strategic, operating and financial plans and other matters. Because of these and other rights granted to the Company's principal shareholders under the Shareholders Agreement, certain actions that the Company might desire to take could be dependent upon the agreement and cooperation of the Company's principal shareholders. From time to time, disagreements concerning the Company's strategic plan, acquisitions and other matters have occurred between the principal shareholders. These disagreements have been reflected, in some cases, in divided votes by the Company's Board of Directors (the "Board"). In particular, the members of the Board designated by BCI voted against the acquisition of the Independence System. In addition, the three directors designated by BCI voted against the proposed Offering, and as a consequence of BCI's position, two of the independent directors voted similarly. Should such disagreements occur in the future, the Company's ability to implement its strategic plan or take other actions could be frustrated, delayed or prevented.

VOTING RIGHTS; CONTROL BY PRINCIPAL SHAREHOLDERS

  Holders of Class A Common Stock have limited voting rights compared to the holders of Common Stock. In all circumstances where the shareholders vote together as a single class, the holders of Class A Common Stock are entitled to one-tenth of a vote per share and the holders of Common Stock are entitled to one vote per share. Glenn R. Jones, the Chairman and Chief Executive Officer of the Company, beneficially owns 57% of the voting power of the outstanding Common Stock and 41% of the total voting power of the outstanding Class A Common Stock and Common Stock combined. Thus, Mr. Jones has the power to elect the majority of the members of the Board and to otherwise effectively control all matters requiring shareholder approval. In addition, BCI beneficially owns 38% of the voting power of the outstanding Class A Common Stock and 13% of the voting power of the outstanding Class A Common Stock and Common Stock combined. BCI holds options to purchase approximately 2.9 million shares of Common Stock of the Company from Mr. Jones and certain of his affiliates, which, if and when exercised, would afford BCI effective control of the Company. Except in limited circumstances, such options will only be exercisable during the 12-month period following December 20, 2001.

ANTI-TAKEOVER EFFECTS

  The voting control of the Company's shares by Mr. Jones and BCI and certain provisions of the Company's Articles of Incorporation may be deemed to have certain anti-takeover effects. This voting control may have the effect of delaying, deferring or preventing a change of control of the Company, including any business combination with an unaffiliated party, impeding the ability of the shareholders to replace management even if factors warrant such a change and affecting the price that investors might be willing to pay in the future for shares of the Company's Class A Common Stock. Pursuant to the terms of the Shareholders Agreement, the Company's Board of Directors consists of thirteen members. The parties to the Shareholders Agreement have agreed that of the four directors to be elected by the holders of Class A Common Stock, BCI will be entitled, but not required, to designate for election one director and the remaining three directors, who shall be independent directors (as such term is defined in the Shareholders Agreement), will be jointly designated by Mr. Jones and BCI for election. The parties to the Shareholders Agreement have also agreed that Mr. Jones will be entitled, but not required, to designate seven of the nine directors to be elected by the holders of Common Stock and that BCI will be entitled, but not required, to designate two of the nine directors to be elected by the holders of Common Stock. The Company has agreed that in the event that Mr. Jones or BCI chooses to designate one or more nominees to the Board of Directors pursuant to the terms of the Shareholders Agreement, the Company will use its reasonable efforts to include such nominee in the group of nominees proposed by management of the Company for election to the Board, recommend to the shareholders of the Company each such nominee's election to the Board and solicit proxies for each such nominee from all holders of voting securities entitled to vote thereon. In addition, each of BCI and Mr. Jones have agreed to vote or cause to be voted all of the shares of the Company owned or controlled by them at any meeting of shareholders of the Company, or in any written consent executed in lieu of such a meeting of shareholders, in favor of their mutual nominees to the Board of Directors. These provisions may discourage a third party from attempting to gain control of the Company and may maintain the incumbency of the Board.

CONFLICTS OF INTEREST; TRANSACTIONS WITH AFFILIATES

  The Company has engaged in and expects to continue to engage in certain transactions with its affiliates. These transactions have involved affiliation agreements for the distribution of programming owned by affiliated companies on cable television systems owned or managed by the Company, lease agreements related to real estate, lease agreements and service agreements related to certain technical, computer, financial and administrative services provided to the Company by affiliates and investments in and/or the acquisition of assets from affiliated companies. For the year ended December 31, 1996, approximately $466,000 or less than 1% of the Company's pro forma total revenue and approximately $4.3 million or 2.9% of its pro forma total operating, general and administrative expenses involved related party transactions. In addition, in 1996 the Company paid affiliates $3,850,000 for financial advisory services related to the acquisition of cable television systems and $2,000,000 to BCI relating to a supply and services agreement. Because certain officers and directors of the Company are also officers and directors of affiliated companies, the terms of any agreements between the Company and such affiliates are not and will not be the result of arm's-length negotiations. There can be no assurance that the terms of any transactions between the Company and its affiliates have been or will be as favorable as the Company could obtain from unrelated parties.

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of Class A Common Stock after this Offering, or the perception that such sales could occur, could adversely effect the market price of the Class A Common Stock and could impair the Company's ability to raise capital through the sale of equity securities. Upon the completion of this Offering, the Company will have 34,314,523 shares of Class A Common Stock outstanding, assuming the Underwriters' over-allotment option is not exercised. Of these shares, the 5,600,000 shares offered to the public hereby together with 13,624,679 shares of Class A Common Stock currently freely tradeable in the public market, will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144") described below. The 2,644,461 shares of Class A Common Stock beneficially owned by Mr. Jones, the 10,022,500 shares of Class A Common Stock owned by BCI, the 2,400,000 shares of Class A Common Stock to be purchased by BCI in the Offering and the 22,883 shares of Class A Common Stock owned by other officers and directors of the Company, all of which will be outstanding upon completion of this Offering, are deemed to be held by affiliates under Rule 144 and are therefore not freely tradeable. Subject to the lock-up agreements with certain of such officers, directors and affiliates described below, however, all of such shares can be sold subject to the timing, volume and manner of sale restrictions of Rule 144. In addition, there is a currently effective registration statement covering the shares of Class A Common Stock held by Mr. Jones and his affiliates, and BCI has certain demand and piggyback registration rights under the Shareholders Agreement with respect to its shares of Class A Common Stock, which rights will remain in effect immediately following the Offering. After the Offering, approximately 1,577,366 shares of Class A Common Stock will be issuable upon exercise of outstanding stock options, of which options for approximately 755,155 shares are currently exercisable. The shares issuable upon exercise of outstanding stock options will also be freely tradeable without restriction or future registration under the Securities Act, unless purchased by affiliates of the Company. Mr. Jones also beneficially owns 2,916,151 shares of Common Stock, of which 2,878,151 shares are subject to options to purchase held by BCI.

  The Company, each officer and certain directors of the Company and those affiliates of Mr. Jones which hold shares of Class A Common Stock or Common Stock have each agreed that it or they will not, for a period of 120 days from the date of this Prospectus Supplement, directly or indirectly, offer for sale, sell or otherwise dispose of (or enter into any transaction or devise which is designed to, or could be expected to, result in the disposition or purchase by any person at any time in the future of) any shares of Class A Common Stock or Common Stock of the Company, subject to limited exceptions, without the prior written consent of Lehman Brothers Inc. BCI and those directors of the Company designated by BCI have not made such agreements.

RISKS ASSOCIATED WITH GOVERNMENT REGULATION OF THE CABLE TELEVISION INDUSTRY

  The operation of cable television systems is extensively regulated by the Federal Communications Commission (the "FCC"), some state governments and most local governments. The Telecommunications Act of 1996 (the "Telecom Act") altered the regulatory structure governing the nation's telecommunications providers. It removed barriers to competition in both the cable television market and the local telephone market. Among other things, it also reduced the scope of cable rate regulation. The Telecom Act requires the FCC to undertake a host of implementing rulemakings, the final outcome of which cannot yet be determined. Moreover, Congress and the FCC have frequently revisited the subject of cable regulation. Future legislative and regulatory changes could adversely affect the Company's operations.

RISKS OF COMPETITION

  Cable television systems currently experience competition from several sources.

  Broadcast Television. Cable television systems have traditionally competed with broadcast television, which consists of television signals that the viewer is able to receive directly without charge using an "off-air" antenna. The extent of such competition is dependent in part upon the quality and quantity of signals available by such antenna reception and it has generally been less difficult for cable operators to obtain higher penetration rates in rural areas where signals available off-air are more limited than in metropolitan areas where numerous, high quality off-air signals are often available without the aid of cable television systems.

  Traditional Overbuild. Because cable television franchises are not exclusive, more than one cable television system may be built in the same area, known as an "overbuild". The Company has experienced over- builds in connection with certain systems that it has owned or managed for limited partnerships and currently there are overbuilds in both owned and managed systems. The Company's Panama City Beach System has lost basic subscribers and commercial units to an overbuilder that continues to provide significant competition and which has had an adverse effect on that system's operations. One of the Company's systems in the Chesapeake Bay Group also faces significant competition from an overbuilder.

  DBS. High-powered direct-to-home satellites have made possible the wide-scale delivery of programming to individuals throughout the United States who use small roof-top or wall-mounted antennas. Several companies have begun offering direct broadcast satellite ("DBS") services over the last few years. Companies offering DBS services use video compression technologies to increase the channel capacity of their systems to 100 or more channels and to provide packages of movies, satellite networks and other program services that are competitive to those provided by cable television systems. DBS service providers currently cannot offer local programming but at least one future DBS entrant is attempting to offer customers regional delivery of local broadcast signals. To date, the Company has not lost a significant number of subscribers to DBS service providers. The ability of DBS service providers to compete successfully with the cable television industry will depend on, among other factors, the availability of DBS services at competitive prices.

  Telephone. The Company is now facing competition from telephone companies. The Telecom Act eliminated the historical federal cross-ownership restrictions that limited entry by local telephone companies into the cable television business within their service areas. Several telephone companies have begun seeking cable television franchises from local governmental authorities and have begun constructing cable television systems. Several of the Company's owned or managed systems are facing competition and/or overbuild threats from local telephone companies. The Company cannot predict at this time the extent of telephone company competition that will emerge but the entry of telephone companies as direct competitors is likely to continue over the next several years and such competition could adversely affect the profitability and market value of the Company's owned and managed systems. Potomac Electric Power Company and RCN of Princeton, New Jersey have recently announced the formation of a joint venture with plans to begin to offer telephony, video and high speed internet access in Washington, DC, and in surrounding areas where the Company owns cable television systems. While it is too early to determine the impact that this particular partnership will have on the Company, the entry of electric utility companies into the cable television business could have a material adverse effect on the profitability and market value of the Company's systems.

  Private Cable Systems. The Company's cable television systems also face competition from private cable television systems, known as Satellite Master Antenna Television ("SMATV"), serving multi-unit dwellings such as condominiums, apartment complexes and private residential communities. SMATV operators may enter into exclusive agreements with apartment owners and homeowners associations, which may preclude operators of franchised systems from serving residents of such private complexes.

  MMDS and LMDS. Cable television systems also compete with wireless program distribution services such as multichannel multipoint distribution services ("MMDS") systems, commonly called wireless cable, which are licensed to serve specific areas. MMDS uses low-powered microwave frequencies to transmit television programming over-the-air to paying subscribers. The MMDS industry is less capital intensive than the cable television industry and it is therefore more practical to construct MMDS systems in areas of lower subscriber penetration. Wireless cable systems are now in direct competition with cable television systems in several areas of the country, including the Company's system in Pima County, Arizona. Telephone companies have recently acquired or invested in wireless companies and they may use MMDS systems to provide services within their service areas in lieu of wired delivery systems. To date, the Company has not lost a significant number of subscribers nor a significant amount of revenue to MMDS operators competing with the Company's cable television systems. A series of actions taken by the FCC, however, including reallocating certain frequencies to the wireless services, are intended to facilitate the development of wireless cable television systems as an alternative means of distributing video programming. The FCC recently held auctions for spectrums that will be used by wireless operators to provide additional channels of programming over larger distances. In addition, an emerging technology, Local Multipoint Distribution Services ("LMDS"), could also pose a significant threat to the cable television industry, if and when it becomes established. LMDS, sometimes referred to as cellular television, could have the capability of delivering more than 100 channels of video programming to a subscriber's home. The potential impact of LMDS is difficult to assess due to the newness of this technology and the absence of any current fully operational LMDS systems.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company: (i) as of June 30, 1997, (ii) pro forma to reflect the redemption of the Company's 11.5% Debentures on July 15, 1997 and (iii) as adjusted to reflect (a) the purchase of the Independence System for $171,213,667, less the limited partner distribution to the Company of $25,700,000 and the brokerage fee of $4,280,000, (b) the purchase of the Albuquerque System for $222,963,267, less the general partner distribution to the Company of $8,100,000, (c) the sale of the Walnut Valley System for $33,493,000 and (d) the issuance of the Class A Common Stock offered hereby.

                                                 AS OF JUNE 30, 1997
                                      ------------------------------------------
                                      AS REPORTED  PRO FORMA (1) AS ADJUSTED (2)
                                      -----------  ------------- ---------------
                                                   (IN THOUSANDS)
Cash and cash equivalents............ $    6,174    $    6,174     $    6,174
                                      ==========    ==========     ==========
Debt:
  Revolving credit facilities........ $  230,500    $  401,300     $  644,304
  8 7/8% Senior Notes due 2007, net
   of unamortized discount...........    248,600       248,600        248,600
  9 5/8% Senior Notes due 2002.......    200,000       200,000        200,000
  11.5% Subordinated Debentures due
   2004..............................    160,000           --             --
  10.5% Subordinated Debentures due
   2008..............................    100,000       100,000        100,000
  Other..............................      3,578         3,578          3,578
                                      ----------    ----------     ----------
    Total Debt.......................    942,678       953,478      1,196,482
                                      ----------    ----------     ----------
Shareholders' Investment:
  Class A Common Stock, $.01 par
   value, 60,000,000 shares
   authorized; 26,264,523 shares
   issued as reported, 34,314,523
   shares issued as adjusted.........        263           263            343
  Common Stock, $.01 par value,
   5,550,000 shares authorized;
   5,113,021 shares issued...........         51            51             51
  Additional paid-in capital.........    395,404       395,404        474,924
  Accumulated deficit................   (200,844)     (214,344)      (191,934)
                                      ----------    ----------     ----------
    Total Shareholders' Investment...    194,874       181,374        283,384
                                      ----------    ----------     ----------
    Total Capitalization............. $1,137,552    $1,134,852     $1,479,866
                                      ==========    ==========     ==========

--------
(1) Pro forma to reflect the redemption of the 11.5% Debentures on July 15, 1997 at 106.75% of par value, or $170,800,000. The Company recognized an extraordinary loss on early extinguishment of debt of approximately $13,500,000, which consisted of the $10,800,000 premium and unamortized offering costs of approximately $2,700,000.

(2) Reflects (a) the purchase of the Independence System for $171,213,667, less the limited partner distribution of $25,700,000 and the brokerage fee of $4,280,000, (b) the purchase of the Albuquerque System for $222,963,267, less the general partner distribution of $8,100,000, (c) the sale of the Walnut Valley System for $33,493,000 and (d) the issuance of the Class A Common Stock offered hereby.

                            SELECTED FINANCIAL DATA

  The following table sets forth selected financial data regarding the financial position and operating results of the Company and its subsidiaries. This data should be read in conjunction with the Company's consolidated financial statements and the notes thereto appearing in the Company's Annual Report on Form 10-K for the year ending December 31, 1996 and the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, both of which are incorporated by reference herein, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein.

                                                                                SIX MONTHS ENDED
                                     YEAR ENDED DECEMBER 31,                        JUNE 30,
                          --------------------------------------------------  ----------------------
                            1992      1993      1994      1995       1996        1996        1997
                          --------  --------  --------  --------  ----------  ----------  ----------
                               (IN THOUSANDS EXCEPT PER SHARE DATA)                (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Revenues:
  Subscriber service
   fees.................  $ 82,033  $ 99,438  $103,335  $135,350  $  248,626  $  116,142  $  158,312
  Management fees.......    16,820    17,255    17,952    21,462      19,104       9,854       9,035
  Distributions and
   brokerage fees.......       --        --        --        --       15,483      15,483       2,768
  Non-cable revenue.....     6,943     7,624    10,602    32,026      28,497      18,674       4,321
                          --------  --------  --------  --------  ----------  ----------  ----------
Total revenues..........   105,796   124,317   131,889   188,838     311,710     160,153     174,436
Costs and expenses:
  Cable operating
   expenses.............    38,579    54,307    55,196    77,638     131,529      61,580      82,746
  Cable general &
   administrative
   expenses.............     9,304    10,034     8,120     8,284      16,586       7,929      10,083
  Non-cable operating,
   general &
   administrative
   expenses.............     6,793     7,989    11,810    32,382      28,410      18,789       4,694
  Depreciation and
   amortization.........    39,597    43,328    45,585    55,805     131,186      54,038      70,433
                          --------  --------  --------  --------  ----------  ----------  ----------
Operating income (loss).    11,523     8,659    11,178    14,729       3,999      17,817       6,480
Other income (expense):
  Interest expense......   (38,112)  (40,780)  (36,883)  (49,552)    (67,782)    (32,568)    (43,703)
  Interest income.......     4,851     3,919     5,886    14,383       3,758       2,492         803
  Equity in losses of
   affiliated entities..    (3,997)   (3,817)   (3,707)      (58)     (3,473)     (2,008)     (2,753)
  Gain (Loss) on sale of
   assets...............       --     (3,231)   15,496       --        5,262         --       47,542
  Other, net............      (573)     (816)     (661)     (526)     (4,424)        369      (1,656)
                          --------  --------  --------  --------  ----------  ----------  ----------
Income (Loss) before
 income taxes,
 extraordinary items and
 accounting change......   (26,308)  (36,066)   (8,691)  (21,024)    (62,660)    (13,898)      6,713
Income tax benefit
 (provision)............       --        --        --        --          --          --          --
                          --------  --------  --------  --------  ----------  ----------  ----------
Income (Loss) before
 extraordinary items and
 accounting change......   (26,308)  (36,066)   (8,691)  (21,024)    (62,660)    (13,898)      6,713
Extraordinary items--
 Loss on early
 extinguishment of debt.   (11,409)  (12,781)      --       (692)        --          --          --
Cumulative effect of
 change in accounting
 method
  --Change in method of
   accounting for
   income taxes.........     3,862       --        --        --          --          --          --
                          --------  --------  --------  --------  ----------  ----------  ----------
Net income (loss).......  $(33,855) $(48,847) $ (8,691) $(21,716) $  (62,660) $  (13,898) $    6,713
                          ========  ========  ========  ========  ==========  ==========  ==========
Earnings (Loss) per
 share..................  $  (2.63) $  (2.92) $  (0.45) $  (0.69) $    (2.00) $     (.44) $      .21
                          ========  ========  ========  ========  ==========  ==========  ==========
Ratio of earnings to
 fixed charges(1).......       --        --        --        --          --          --         1.22

OTHER FINANCIAL DATA:
Operating income before
 depreciation and
 amortization and
 excluding distributions
 and brokerage fees
 (EBITDA)...............  $ 51,120  $ 51,987  $ 56,763  $ 70,534  $  119,702  $   56,372  $   74,145
Capital expenditures....    22,361    20,155    28,801    63,216      95,900      41,373      54,447

BALANCE SHEET DATA (AT
 END OF PERIOD):
Total assets............  $434,670  $434,298  $608,289  $860,499  $1,134,129  $1,157,491  $1,253,685
Total debt..............   382,245   372,908   281,578   492,714     806,147     782,548     942,678
Shareholders'
 investment.............    13,996    17,503   271,284   292,795     235,307     293,199     194,874

-------
(1) The ratio of earnings to fixed charges has been computed by dividing the sum of (a) pre-tax income, excluding losses of affiliated entities and (b) interest expense, by net interest expenses. Interest expense includes interest expense on all indebtedness (including amortization of deferred debt issuance costs). Earnings were insufficient to cover fixed charges by $29,858,000, $45,030,000, $4,984,000, $21,658,000, $59,187,000 and
    $11,890,000 for the years ended December 31, 1992, 1993, 1994, 1995, 1996 and the six months ended June 30, 1996, respectively.

                       SELECTED PRO FORMA FINANCIAL DATA

  The following unaudited selected pro forma consolidated financial data for the six months ended June 30, 1997 gives effect to: (i) (a) the purchase of the North Prince Georges County System on January 31, 1997 for $231,367,000,
(b) the exchange of the Company's Colorado systems for the Annapolis System on April 15, 1997, (c) the purchase of the Manitowoc System on June 30, 1997 for a net purchase price of $11,566,000, (d) the sale of the Company's shares of CWC in April and May 1997 for aggregate sales proceeds of $109,276,000, and
(e) the redemption of the 11.5% Debentures on July 15, 1997, (ii) the proposed sale of the Walnut Valley System for $33,493,000, (iii) the proposed purchase of the Independence System for $171,213,667, net of a $25,700,000 limited partnership distribution and a $4,280,000 brokerage fee and (iv) the proposed purchase of the Albuquerque System for $222,963,267, net of an $8,100,000 general partner distribution.

  The unaudited selected pro forma financial data should be read in conjunction with the note thereto and the historical financial statements of the Company, the North Prince Georges County System, the Independence System and the Albuquerque System, which are incorporated by reference herein. The unaudited pro forma financial data is based on historical data and may not be indicative of the actual results to be obtained upon the closing of the above transactions.

                                              PRO FORMA ADJUSTMENTS (1)
                             AS     ----------------------------------------------
                          REPORTED     OTHER     WALNUT                              PRO
                          6/30/97   ADJUSTMENTS  VALLEY   INDEPENDENCE ALBUQUERQUE  FORMA
                          --------  ----------- --------  ------------ ----------- --------
                                       (IN THOUSANDS EXCEPT PER SHARE DATA)
Revenues from
 operations:
 Subscriber service
  fees..................  $158,312   $  6,093   $ (3,864)   $16,449      $24,191   $201,181
 Management fees........     9,035        --         --        (855)      (1,313)     6,867
 Distributions and
  brokerage fee.........     2,768        --         --         --           --       2,768
 Non-cable revenue......     4,321        --         --         --           --       4,321
                          --------   --------   --------    -------      -------   --------
   Total revenues.......   174,436      6,093     (3,864)    15,594       22,878    215,137
Costs and expenses:
 Cable operating
  expenses..............    82,746      3,414     (2,270)     8,410       12,529    104,829
 Cable general and
  administrative
  expenses..............    10,083        392        (93)       999        1,459     12,840
 Non-cable operating,
  general and
  administrative
  expenses..............     4,694        --         --         --           --       4,694
 Depreciation and
  amortization..........    70,433      2,528       (720)     7,061       10,743     90,045
                          --------   --------   --------    -------      -------   --------
Operating income (loss).     6,480       (241)      (781)      (876)      (1,853)     2,729
Other income (expense):
 Interest expense.......   (43,703)    (1,499)     1,088     (1,503)      (6,983)   (52,600)
 Interest income........       803        --         --         --           --         803
 Equity in losses of
  affiliates............    (2,753)       --         --         --           --      (2,753)
 Gain on sale of
  assets................    47,542    (44,563)       --         --           --       2,979
 Other, net.............    (1,656)       --         --         --           --      (1,656)
                          --------   --------   --------    -------      -------   --------
Income (Loss) before
 income tax and
 extraordinary items....     6,713    (46,303)       307     (2,379)      (8,836)   (50,498)
Income tax provision....       --         --         --         --           --         --
                          --------   --------   --------    -------      -------   --------
Income (Loss) before
 extraordinary items....     6,713    (46,303)       307     (2,379)      (8,836)   (50,498)
Extraordinary item--Loss
 on early extinguishment
 of debt................       --     (13,500)       --         --           --     (13,500)
                          --------   --------   --------    -------      -------   --------
Net income (loss).......  $  6,713   $(59,803)  $    307    $(2,379)     $(8,836)  $(63,998)
                          ========   ========   ========    =======      =======   ========
Earnings (Loss) per
 share..................  $   0.21                                                 $  (2.04)
                          ========                                                 ========
OTHER FINANCIAL DATA:

EBITDA..................  $ 74,145   $  2,287   $ (1,501)   $ 6,185      $ 8,890   $ 90,006
                          ========   ========   ========    =======      =======   ========
Capital expenditures....  $ 54,447   $  2,000   $   (555)   $ 7,300      $ 5,600   $ 68,792
                          ========   ========   ========    =======      =======   ========

--------
(1) The unaudited selected pro forma financial data reflects the transactions listed above as if the transactions occurred on or before January 1, 1997. The basis for the statement are the historical records of the Company, the North Prince Georges County System, the Independence System and the Albuquerque System, which are incorporated by reference herein. The depreciation and amortization of the Independence System and the Albuquerque System have been adjusted to reflect the Company's basis in the assets. In addition, adjustments have been made to interest expense as a result of changes in debt balances due to these transactions.

                          SUPPLEMENTAL OPERATING DATA

  The following table sets forth certain historical and pro forma statistical information concerning the Company's owned and managed systems.

                                           DECEMBER 31,                                    PRO FORMA
                         -----------------------------------------------------  JUNE 30,   JUNE 30,
                           1992       1993       1994       1995       1996       1997       1997
                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Owned systems
 Homes passed...........   367,300    386,800    450,600    650,000    892,900  1,077,200  1,411,200
 Basic subscribers......   242,200    263,000    308,900    438,700    584,900    694,400    873,200
 Basic penetration(1)...      65.9%      68.0%      68.6%      67.5%      65.5%      64.5%      61.9%
 Average monthly revenue
  per basic
  subscriber(2) ........    $30.26     $31.92     $33.43     $35.35     $39.23     $42.40     $41.16
Managed systems
 Homes passed........... 1,544,900  1,588,000  1,624,000  1,603,400  1,380,100  1,263,300    850,700
 Basic subscribers......   895,179    949,300  1,014,300    997,900    865,100    778,900    544,600
 Basic penetration(1)...      57.9%      59.8%      62.5%      62.2%      62.7%      61.7%      64.0%
 Average monthly revenue
  per basic
  subscriber(2) ........    $31.18     $31.12     $33.72     $34.68     $35.82     $37.10     $38.25

--------
(1) Computed by dividing the number of basic subscribers by the number of homes passed.
(2) Determined by dividing the total subscriber service fees for the period indicated by the average number of basic subscribers during the period, and then dividing by the number of months in such period.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the Company's financial condition and results of operations contains, in addition to historical information, forward-looking statements that are based upon certain assumptions and are subject to a number of risks and uncertainties. The Company's actual results may differ significantly from the results predicted in such forward-looking statements.

FINANCIAL CONDITION

  The Company is implementing a balanced strategy of acquiring cable television systems from its managed partnerships and from third parties. As part of this process, certain systems owned by the Company and its managed partnerships will be sold to third parties and Company-owned systems will be exchanged for systems owned by other cable system operators. It is the Company's plan to cluster its cable television properties on the basis of operating characteristics and/or geographic areas. Clustering systems should enable the Company to obtain operating efficiencies, and it should position the Company to capitalize on new revenue and business opportunities as the telecommunications industry evolves.

  The Company intends to liquidate its managed partnerships as such partnerships achieve their investment objectives and as opportunities for sales of partnership cable television systems arise in the marketplace. In accordance with this strategy, the Company is marketing for sale many of the cable television systems owned by its managed partnerships. During the first six months of 1997, five cable television systems, serving 88,000 basic subscribers, were sold by managed partnerships. In addition, four cable television systems, serving 234,300 basic subscribers, are currently under contract to be sold by managed partnerships, including the Independence System and the Albuquerque System which are to be sold to the Company.

  The Company also intends to maintain and enhance the value of its current cable television systems through capital expenditures. Such expenditures will include, among others, cable television plant extensions and the upgrade and rebuild of certain systems. The Company also intends to institute new services as they are developed and become economically viable.

  In implementing the Company's acquisition strategy, the Company acquired the North Prince Georges County System in January 1997 and the Annapolis System in April 1997 because they are near other systems owned by the Company in the Washington, DC area. In addition, the Company purchased the Manitowoc System in June 1997. The net effect of the acquisitions of such systems and the disposition of the Company's Colorado cable television systems has increased the Company's owned basic subscriber base by approximately 98,000 basic subscribers to approximately 694,000 owned basic subscribers at June 30, 1997. These transactions are described in detail in the Notes to Unaudited Consolidated Financial Statements incorporated by reference herein.

  The North Prince Georges County System was purchased for $231,367,000. Funding was provided by borrowings under the Company's credit facilities. The Annapolis System, together with $2,500,000 in cash, was acquired in exchange for the Company's Colorado cable television systems. The Manitowoc System was purchased for a net purchase price of $11,566,000. Funding was provided by borrowings under the Company's credit facilities.

  In addition to the systems already acquired during 1997, the Company has entered into agreements to acquire the Independence System for $171,213,667 and the Albuquerque System for $222,963,267. The purchase of the Independence System is expected to close in the third quarter of 1997. The purchase of the Albuquerque System is expected to close in the first quarter of 1998. These transactions are described in detail in the Notes to Unaudited Consolidated Financial Statements incorporated by reference herein.

  Acquisitions of cable television systems, the development of new services and capital expenditures for system extensions and upgrades are subject to the availability of cash generated from operations, borrowings under the Company's credit facilities, and other debt and/or equity financing. In addition, the Company is exploring other financing options and/or the sale of additional non-strategic assets. There can be no assurance that the capital resources necessary to accomplish the Company's acquisition and development plans will be available on terms and conditions acceptable to the Company, or at all.

  From time to time, the Company makes loans to its managed partnerships, although it is not required to do so. As of June 30, 1997, the Company had advanced funds to various managed partnerships totaling approximately $4,313,000, an increase of approximately $317,000 over the amount advanced at December 31, 1996. These advances represent funds for capital expansion and improvements of properties owned by the Company's managed partnerships where additional credit sources were not then available to the partnerships. None of these advances are individually significant. These advances reduce the Company's available cash and its liquidity. The Company anticipates the repayment of these advances over time. The Company does not anticipate significant increases in the amount advanced to its managed partnerships during the remainder of 1997. These advances bear interest at rates equal to the Company's weighted average cost of borrowing.

  The Company purchased property, plant and equipment totaling approximately $54,447,000 during the first six months of 1997. Of these capital expenditures, $45,249,000 is principally the result of the following: (a) the upgrade and rebuild of the cable plant in the Company's cable television systems in the Washington, DC area and (b) new extension projects, drop materials, converters and various maintenance projects in the Pima County, Arizona, Augusta, Georgia and Washington, DC area systems. The remainder of the expenditures included $3,012,000 spent on the development of a new customer care/billing system and $6,186,000 related to the development of telephone service in Maryland and Virginia. Estimated capital expenditures for the remainder of 1997 are approximately $50,600,000. Of these estimated capital expenditures, approximately $43,300,000 will be for cable extensions, rebuilds and other enhancements in the cable television systems owned by the Company and $7,300,000 will be for the continued development of a customer care/billing system. Funding for such expenditures is expected to be provided by cash generated from operations and borrowings available under the Company's credit facilities, as discussed below.

 Sources of Funds

  The Company's main sources of capital consist of cash generated from operations and borrowings available under two revolving credit facilities for the Company's two principal operating subsidiaries, Jones Cable Holdings, Inc. ("JCH") and Jones Cable Holdings II, Inc. ("JCH II"). Each revolving credit facility has maximum available borrowings of $600,000,000.

  The $600,000,000 JCH revolving credit facility is a reducing revolving credit facility. The entire $600,000,000 commitment is available through March 31, 1999, at which time the commitment will be reduced quarterly with a final maturity date of December 31, 2004. The balance outstanding on JCH's revolving credit facility at June 30, 1997 was $172,000,000.

  The $600,000,000 JCH II revolving credit facility consists of a $300,000,000 reducing revolving credit facility and a $300,000,000 364 day revolving credit facility. The reducing revolving credit facility allows for borrowings through the final maturity date of December 31, 2005. The maximum amount available reduces quarterly beginning March 31, 2000 through the final maturity date of December 31, 2005. The 364 day revolving credit facility allows for borrowings through October 28, 1997, at which time any outstanding borrowings convert to a term loan payable in semi-annual installments commencing June 30, 2001 with a final maturity date of December 31, 2005. The balance outstanding on the JCH II revolving credit facility at June 30, 1997 was $58,500,000. This amount was borrowed under the reducing revolving credit facility.

  During April and May 1997, the Company sold all of its 25,017,385 ordinary shares of CWC for aggregate sales proceeds of $109,276,000. Proceeds from the sale were used to reduce amounts outstanding under the Company's credit facilities.

  The Company has an effective registration statement relating to the sale of $600,000,000 of senior debt securities, senior subordinated debt securities, subordinated debt securities and/or Class A Common Stock. Pursuant to this registration statement, on March 18, 1997, the Company issued and sold $250,000,000 of

8 7/8% Senior Notes due April 1, 2007. Proceeds from the sale of the Senior Notes were used to redeem the 11.5% Subordinated Debentures at 106.75% of par value on July 15, 1997 and for general corporate purposes. Pending the redemption of the 11.5% Debentures, the Company used the proceeds from the 8 7/8% Senior Notes to reduce amounts outstanding under the Company's credit facilities. In addition, pursuant to this Offering, the Company plans to issue 8,000,000 shares of its Class A Common Stock for net proceeds of $79,600,000, after payment of estimated expenses. Such proceeds, together with borrowings available under the Company's credit facilities, will be used to acquire the Independence System.

  The Company, in its capacity as the general partner of its managed partnerships, may from time to time receive distributions upon the sale of cable television systems owned by such partnerships. No such distributions were received during the six months ended June 30, 1997. In addition, the Company, through The Jones Group, Ltd., a wholly-owned subsidiary, may receive brokerage fees upon the sale of the managed partnerships' cable television systems to third parties. During the six months ended June 30, 1997, the Company received brokerage fees of $3,695,000, less expenses of $927,000.

  In August 1996, the Company entered into agreements with Century Communications Corp. pursuant to which the Company agreed to sell its Walnut Valley System and Oxnard System for $33,493,000 and $70,507,000, respectively, subject to customary closing adjustments. Although the agreements required that the sale of the systems occur on or before June 30, 1997, certain closing conditions had not been met by such date and the closings did not occur. With respect to the sale of the Walnut Valley System, the closing date has been extended to September 30, 1997 and the Company expects that it will close the sale of the Walnut Valley System to Century Communications Corp. on or before such date. The agreement relating to the sale of the Oxnard System to Century Communications Corp. has expired. Proceeds from the sale of the Walnut Valley System will be used to reduce amounts outstanding under the Company's credit facilities.

  On December 23, 1996, the Company redeemed 225 of its 380 shares of Jones Global Group, Inc. ("Global Group") in exchange for a $8,950,188 note receivable from Global Group. The note was repaid during the first quarter of 1997. As a result of this transaction, the Company recognized a gain of $2,979,000 in the first quarter of 1997.

  The Company has sufficient sources of capital available, consisting of cash generated from operations and borrowings available under its credit facilities, to fund its committed acquisition requirements and to meet its operational needs.

RESULTS OF OPERATIONS

 Revenues

  The Company derives its revenues from four primary sources: subscriber fees from Company-owned cable television systems, management fees from managed partnerships, fees and distributions payable upon the sale of cable television properties owned by managed partnerships and revenues from non-cable television subsidiaries.

  Total revenues for the three months ended June 30, 1997 totaled $90,934,000, a decrease of $2,232,000, or 2%, over the total of $93,166,000 for the three months ended June 30, 1996. The decrease in revenue was due to the following:
(i) the receipt of a general partner distribution and a brokerage fee totaling $15,483,000 in the second quarter of 1996, (ii) the sale of two non-cable subsidiaries in 1996, and (iii) a reduction in management fees due to the sale of certain cable television systems owned by managed partnerships in 1996 and 1997. The effect of the above reductions were offset, in part, by the effect of the acquisition of the Savannah, Georgia system in April 1996 and the North Prince Georges County System in January 1997. Adjusting for the above transactions, total revenues would have increased $7,639,000, or 9%.

  Total revenues for the six months ended June 30, 1997 totaled $174,436,000, an increase of $14,283,000, or 9%, over the total of $160,153,000 for the six months ended June 30, 1996. This increase reflects the

Company's acquisition of the following: (i) the cable television system serving Manassas, Virginia on January 10, 1996; (ii) the cable television system serving South Prince Georges County, Maryland on February 29, 1996;
(iii) the cable television system serving Reston, Virginia on February 29, 1996; (iv) the cable television system serving Savannah, Georgia on April 12, 1996; and (v) the cable television system serving North Prince Georges County, Maryland on January 31, 1997 (the "Acquired Systems"). The increase in revenues in the 1997 period from the acquisition of the Acquired Systems was offset, in part, by the receipt of a general partner distribution and a brokerage fee totaling $15,483,000 in the second quarter of 1996, the sale of two non-cable subsidiaries in 1996 as well as a decrease in management fees due to the sale of certain cable television systems owned by managed partnerships. Adjusting for the effect of the Acquired Systems, the general partner distribution and the brokerage fee, the sale of the non-cable subsidiaries and the decrease in management fees (the "Pro Forma Adjustments"), total revenues would have increased $13,631,000, or 9%.

  The Company's subscriber service fees increased $19,399,000, or 30%, to $83,199,000 for the three months ended June 30, 1997 from $63,800,000 for the three months ended June 30, 1996. Subscriber service fees for the six months ended June 30, 1997 increased $42,170,000, or 36%, to $158,312,000 from
$116,142,000 for the six months ended June 30, 1996. The acquisition of the Acquired Systems accounted for $12,093,000, or 62%, and $29,119,000, or 69%, respectively, of the increases in subscriber service fees for the three and six month periods. With the Pro Forma Adjustments, subscriber service fees would have increased $7,306,000, or 10%, and $13,051,000, or 9%, respectively, for the three and six month periods ended June 30, 1997. These increases were due primarily to increases in the number of basic subscribers and basic service rate adjustments in the cable television systems owned by the Company. Disregarding the effect of acquisitions during the first six months of 1997, basic subscribers increased 12,977, an annualized increase of 4.7%.

  The Company receives management fees generally equal to 5% of the gross operating revenues of its managed partnerships. Management fees totaled $4,589,000 for the three months ended June 30, 1997, a decrease of $185,000, or 4%, over the total of $4,774,000 reported for the three months ended June 30, 1996. For the six months ended June 30, 1997, management fees totaled $9,035,000 compared to $9,854,000 in 1996, a decrease of $819,000, or 8%.
These decreases in management fees were the result of the sale of certain cable television systems owned by managed partnerships in 1996 and 1997. Disregarding the effect of the sale of such cable television systems, management fees would have increased $230,000, or 5%, and $481,000, or 6%, respectively, for the three and six months ended June 30, 1997.

  In its capacity as the general partner of its managed partnerships, the Company receives revenues in the form of distributions upon the sale of cable television properties owned by such partnerships. The Company received a distribution of $14,000,000 upon the sale of Cable TV Fund 11-B, Ltd.'s Lancaster, New York system in April 1996. No such revenue was recognized during the three and six month periods ended June 30, 1997. In addition, the Company, through The Jones Group, Ltd., a wholly-owned subsidiary, may earn brokerage fees upon the sale of managed cable television systems to third parties. The Company earned brokerage fees of $502,000 and $3,695,000, respectively, less expenses of $264,000 and $927,000, respectively, during the three and six months ended June 30, 1997. A brokerage fee of $2,100,000, less expenses of $617,000, was earned in April 1996.

  The Company also operates certain non-cable subsidiaries. Non-cable revenue totaled $2,908,000 for the three months ended June 30, 1997, a decrease of $6,201,000, or 68%, over the $9,109,000 recorded for the three months ended June 30, 1996. For the six months ended June 30, 1997, non-cable revenue totaled $4,321,000, compared to $18,674,000 in 1996, a decrease of $14,353,000, or 77%. These decreases were due primarily to the sale of Jones Galactic Radio, Inc. ("GRI") and the assets of Jones Satellite Programming, Inc. ("JSP") in June 1996 and July 1996, respectively.

 Costs and Expenses

  Operating, general and administrative expenses consist primarily of costs associated with the operation and administration of Company-owned cable television systems, the administration of managed partnerships and the operation and administration of the non-cable subsidiaries. The Company is reimbursed by its managed partnerships for costs associated with the administration of the partnerships. The principal cost components are salaries paid to corporate and system personnel, programming expenses, consumer marketing expenses, professional fees, subscriber billing costs, data processing costs, rent for leased facilities and cable system maintenance expenses.

  Cable operating expenses increased $10,215,000, or 30%, to $43,911,000 for the three months ended June 30, 1997 from $33,696,000 in 1996. For the six months ended June 30, 1997, cable operating expenses increased $21,166,000, or 34%, to $82,746,000 in 1997 from $61,580,000 in 1996. The acquisition of the
Acquired Systems accounted for $6,583,000, or 64%, and $15,171,000, or 72%, respectively, of the increases for the three and six month periods. With the Pro Forma Adjustments, cable operating expense would have increased $3,632,000, or 9%, and $5,995,000, or 8%, respectively, for the three and six months ended June 30, 1997. These increases were due primarily to increases in basic and tier programming costs.

  Cable general and administrative expenses increased $750,000, or 17%, to $5,242,000 for the three months ended June 30, 1997 from $4,492,000 in 1996. For the six months ended June 30, 1997, cable general and administrative expenses increased $2,154,000, or 27%, to $10,083,000 in 1997 from $7,929,000 in 1996. As the Company acquires cable television systems on its own behalf and sells cable television systems owned by managed partnerships, and thereby transitions from a management company to an operating company, the Company's proportionate percentage of total general and administrative expenses will increase. With the Pro Forma Adjustments, cable general and administrative expenses would have decreased $131,000, or 2%, and $180,000, or 2%, respectively, for the three and six month periods ended June 30, 1997. These decreases are due to effective cost controls relating to general and administrative expense.

  Non-cable operating, general and administrative expenses decreased $6,073,000, or 69%, to $2,784,000 for the three months ended June 30, 1997 from $8,857,000 in 1996. For the six months ended June 30, 1997, non-cable operating, general and administrative expense decreased $14,095,000, or 75%, to $4,694,000 in 1997 from $18,789,000 in 1996. These decreases were due primarily to the sale of GRI and the assets of JSP.

  Depreciation and amortization increased $6,224,000, or 22%, to $34,901,000 for the three months ended June 30, 1997 from $28,677,000 in 1996. For the six months ended June 30, 1997, depreciation and amortization increased $16,395,000, or 30%, to $70,433,000 in 1997 from $54,038,000 in 1996.
Depreciation and amortization relating to the Acquired Systems was primarily responsible for these increases.

 Operating Income

  Operating income decreased $13,348,000 or 77%, to $4,096,000 for the three months ended June 30, 1997 from $17,444,000 in 1996. For the six months ended June 30, 1997, operating income decreased $11,337,000, or 64%, to $6,480,000 in 1997 from $17,817,000 in 1996. These decreases were due primarily to the fee and distribution revenue recognized upon the sale of Cable TV Fund 11-B's Lancaster, New York cable television system in April 1996.

  The cable television industry generally measures the performance of a cable television company in terms of cash flow or operating income before depreciation and amortization. The value of a cable television company is often determined using multiples of cable television system cash flow. This measure is not intended to be a substitute or improvement upon the items disclosed on the financial statements, rather it is included because it is an industry standard. With the Pro Forma Adjustments, operating income before depreciation and amortization would have increased $4,433,000, or 13%, and $8,115,000, or 12%, respectively for the three and six month periods ended June 30, 1997.

 Other Income (Expense)

  Interest expense increased $6,569,000, or 38%, to $24,038,000 for the three months ended June 30, 1997 from $17,469,000 in 1996. For the six months ended June 30, 1997, interest expense increased $11,135,000, or 34%, to $43,703,000 in 1997 from $32,568,000 in 1996. These increases are due to higher outstanding balances on interest bearing obligations. Borrowings were used to fund the acquisition of the Acquired Systems.

  Equity in losses of affiliated entities decreased $64,000, or 6%, to $1,058,000 for the three months ended June 30, 1997 from $1,122,000 in 1996. The decrease was due to a decrease in the losses of Jones Customer

Service Management, LLC, which were offset, in part, by an increase in the losses of Jones Education Company ("JEC"). For the six month periods, equity in losses of affiliated entities increased $745,000, or 37%, to $2,753,000 in 1997 from $2,008,000 in 1996, due primarily to an increase in the losses of JEC.

  The Company recognized a gain of $44,563,000 on the sale of its 25,017,385 CWC shares in the second quarter of 1997. In addition, the Company recognized a gain of $2,979,000 on the redemption of its Global Group shares in the first quarter of 1997. No similar gains were recorded during the three and six months ended June 30, 1996.

  Interest income decreased $1,045,000, or 71%, to $421,000 for the three months ended June 30, 1997 from $1,466,000 in 1996. For the six months ended June 30, 1997, interest income decreased $1,689,000, or 68%, to $803,000 in 1997 from $2,492,000 in 1996. These decreases were due to a reduction in receivables from managed partnerships.

  Net income increased $21,663,000 to $22,554,000 for the three months ended June 30, 1996 from $891,000 for the three months ended June 30, 1996 primarily due to the gain on the sale of CWC shares. The Company recognized net income of $6,713,000 for the six months ended June 30, 1997 compared to a net loss of $13,898,000 in 1996 due primarily to the gain on the sale of CWC shares.

  The Company anticipates the continued recognition of operating income prior to depreciation and amortization charges, but net losses resulting from depreciation, amortization and interest expenses may occur in the future. To the extent the Company recognizes general partner distributions from its managed partnerships and/or gains on the sale of Company-owned systems in the future, such losses may be reduced or eliminated; however, there is no assurance as to the timing or recognition of these distributions or sales.

                               BUSINESS OVERVIEW

  The Company is engaged primarily in the cable television business, operating cable systems for itself and for its managed partnerships. The Company currently is the eighth largest cable television system operator in the United States, with owned and managed systems totaling approximately 1.4 million basic subscribers. As of June 30, 1997, on a pro forma basis for all completed and pending acquisitions and sales of cable systems, Company-owned systems served approximately 875,000 basic subscribers and systems held by Company-managed partnerships served approximately 545,000 basic subscribers. See "Recent Developments." On a pro forma basis for the six months ended June 30, 1997, the Company had annualized revenue of $430,000,000 and annualized EBITDA of $180,000,000. Key elements of the Company's operating strategy include increasing the number of owned subscribers clustered in attractive demographic areas and increasing penetration and revenues per subscriber by targeted marketing, superior customer service and the maintenance of high technical standards.

  Over the last several years, the Company has taken significant steps to simplify its corporate structure. This process has included the sale of cable television systems owned by certain managed partnerships to either the Company or to third parties and the divestiture of certain of the Company's non-strategic assets. As a result of this strategy, on a pro forma basis as of June 30, 1997, 62% of total subscribers would have been owned by the Company compared to 23% in June 1995. During this process, the Company has also made significant progress in clustering its owned subscribers in two primary groups of cable systems. The Company's Virginia/Maryland cluster is based primarily on geography. The Company's suburban cluster is based on similar market and operating characteristics, rather than geography. These clusters represent approximately 93% of Company-owned subscribers. The Company believes that its clustering strategy allows it to obtain both economies of scale and operating efficiencies, for example in areas such as marketing, administrative and capital expenditures.

  The Virginia/Maryland cluster is comprised of cable systems serving 400,000 basic subscribers in communities in Maryland and Virginia surrounding Washington, DC and, on a pro forma basis, the suburban cluster is comprised of five cable systems serving 415,000 basic subscribers. The suburban cluster includes the Savannah and Augusta, Georgia systems and the Pima County, Arizona system, and will include the Independence, Missouri and Albuquerque, New Mexico systems that are to be acquired by the Company.

  The Company believes that its systems are characterized by attractive demographics. The average income per household is approximately $48,300 in the markets served by the Company, compared to the national median household income of approximately $44,900. As a result, the Company's systems have generated monthly average revenue per subscriber in excess of cable television industry averages during each of the past six years. In 1996, for example, the Company's monthly average revenue per subscriber was $39.23, or 9.5% above the industry average. In 1996, new home growth in the markets owned on a pro forma basis by the Company was 1.86% compared to a national average of 1.49%. The Company believes that these favorable demographic trends have contributed to an internal subscriber growth of 3.2% in 1996 and 4.7% in the six months ending June 30, 1997, compared to the same periods in the prior years. These growth rates are above the industry average of approximately 2.0% and 2.2%, respectively. The Company intends to maintain this favorable demographic profile and will focus any acquisitions on cable systems that will fit into either of its clusters.

  The Company has achieved significant improvements in key measures of operating performance. During each of the past six quarters ended June 30, 1997, annualized quarterly EBITDA growth has been in excess of 10% on a same system basis. For 1996, disregarding the effect of the acquisitions and sales of certain systems, total revenues and EBITDA increased by 8% and 12%, respectively, compared to 1995. Furthermore, EBITDA growth was 13% for the second quarter of 1997, compared to the same period in 1996. As a result of the implementation of the Company's clustering strategy, the sale of certain of the Company's non-strategic assets and operating efficiencies, the EBITDA margin has increased from 35% to 41% during the past six quarters.

  The Company considers technological innovation to be an important component of its service offerings and customer satisfaction. The Company has actively sought to upgrade the technical capabilities of its cable plant in order to improve reliability, increase channel capacity for the delivery of additional video programming and facilitate the delivery of new services. As a result of these efforts, 46% of the Company's currently owned subscribers are served by systems with a technical capacity of 550 MHz or greater. In Alexandria, Virginia, with the assistance of BCI, the Company has developed a state-of-the-art 750 MHz system that has the capability to integrate voice and high-speed data, providing telephone services and Internet connections via cable modems. The Company already has begun to offer telephone and, through an affiliate, Internet programming to residents in certain of the systems that comprise the Virginia/Maryland cluster. In the multiple dwelling units where the Company's telephone service has been fully marketed, the telephony penetration rate is currently approximately 21%. The Company's systems consistently rank high in customer satisfaction, and results of Company-initiated surveys indicate that it is scoring higher than the local telephone companies in its service areas.

                               BUSINESS STRATEGY

SELECTIVE CLUSTERING

  The Company's strategy is to cluster systems on the basis of operating characteristics or geographic areas. The advantages of such clustering include economies of scale for both operations and corporate expenditures, positioning the Company to capitalize on new business opportunities and more effective regional or broad market advertising. During the past several years, the Company has made a number of acquisitions focusing on key markets with attractive demographics, thereby creating clusters of systems based on location or market characteristics. The Company's Virginia/Maryland cluster, where the Company owns approximately 400,000 basic subscribers, and the Company's suburban cluster, which includes five systems serving 415,000 basic subscribers, reflect this strategy.

SIMPLIFYING CORPORATE STRUCTURE

  The Company continues to increase its wholly-owned subscriber base and simplify its corporate structure through strategic acquisitions, sales of systems held by managed partnerships to either the Company or to third parties and the divestiture of non-strategic assets. The focus on directly owning cable systems in clusters allows the Company to obtain operational economies ranging from marketing and advertising to administrative costs and capital expenditures. Non-cable divestitures have included the Company's shareholdings in CWC, Jones Galactic Radio, Inc. and Jones Satellite Programming, Inc. and a portion of its shareholdings in Jones Global Group, Inc., which resulted in aggregate net proceeds to the Company of $138,300,000.

UPGRADING CABLE SYSTEMS

  The Company is currently deploying a strategy to upgrade the majority of its systems to 550 MHz capacity or greater. As a result of this strategy, 46% of its currently owned subscribers are served by systems with a technical capacity of 550 MHz or greater and this percentage is projected to grow to approximately 90% by 1999 (taking into account the acquisition and upgrade of the Independence System and the Albuquerque System). In its Virginia/Maryland cluster, the Company is working with BCI to develop a fiber optic ring structure and to deploy a network that facilitates the provision of telephony and high speed data services. Going forward, the level of capital expenditures in a market will be determined by what the Company's management believes is the potential demand for such advanced services and the system's existing plant capacity.

PROVIDING NEW PRODUCTS AND SERVICES

  The Company is actively looking to incrementally increase revenues per subscriber through the development of new products and services. For example, the Company launched telephone service to multiple dwelling units in systems in its Virginia/Maryland cluster in 1996 and currently has approximately 2,000 subscribers generating average revenues of $17.00 per month per subscriber. The Company also has begun to offer high speed data transfer services to business clients and, through an affiliate, Internet programming to residential customers.

FOCUSING ON CUSTOMER SATISFACTION

  The Company strives to provide quality customer service and programming choices at reasonable rates. The Company's systems consistently rank high in its surveys of customer satisfaction, and results of such surveys also indicate that the Company is scoring higher than the local telephone companies in its service areas in the category of overall customer service. The Company also employs targeted-marketing tactics that track customer trends and habits and evaluate the effectiveness of particular product pricing and marketing strategies. The Company has established stringent internal customer service standards which it believes has contributed to its subscriber growth and ongoing loyalty from existing subscribers.

                THE COMPANY'S OTHER BUSINESSES AND INVESTMENTS

  The Company owns two non-cable subsidiaries: The Jones Group, Ltd., which serves as the cable television system broker for the Company's managed partnerships, and Jones Futurex, Inc., which manufactures and markets data encryption products. The Company also owns approximately 16% of Jones Education Company, which offers a variety of integrated educational programming, products and services, and has a 26% interest in Mind Extension University, Inc., the Jones Education Company subsidiary that operates the Knowledge TV educational programming network. The Company has not made investments in these companies since April 1995.

                     CABLE TELEVISION SYSTEMS INFORMATION

  The following tables set forth certain information concerning the cable television systems owned or managed by the Company on a pro forma basis, as of June 30, 1997, to reflect all completed and pending acquisitions and sales of cable television systems.

                                                                             MONTHLY
                                                                             REVENUE
                           HOMES      BASIC        BASIC        PREMIUM    PER  BASIC   ACQUISITION
                          PASSED   SUBSCRIBERS PENETRATION(1) SUBSCRIBERS SUBSCRIBER(2)    DATE
                         --------- ----------- -------------- ----------- ------------- -----------
     OWNED SYSTEMS
     -------------
Virginia/Maryland Clus-
 ter
 Chesapeake Bay Group,
  Maryland..............   181,600    100,400       55.3%        107,400     $39.68      1/88-4/97
 Alexandria, Virginia...    62,300     41,200       66.1%         32,600      37.98        11/92
 Prince William County,
  Virginia..............   128,100     94,100       73.5%         94,300      44.45     11/95-1/96
 Prince Georges County,
  Maryland..............   279,000    164,600       59.0%        216,900      50.58      2/96-1/97
Suburban Cluster
 Pima County, Arizona...    73,300     59,300       80.9%         38,000      36.59        2/89
 Augusta, Georgia.......   133,600     88,800       66.5%         73,700      39.93     12/93-10/95
 Savannah, Georgia......   104,200     66,100       63.4%         39,500      39.21        4/96
 Independence, Missou-
  ri....................   131,800     85,900       65.2%         60,100      33.14       pending
 Albuquerque, New Mexi-
  co....................   234,200    112,800       48.2%         60,800      37.58       pending
Other
 Oxnard, California.....    54,400     40,800       75.0%         27,900      35.34        2/88
 Panama City Beach,
  Florida...............    11,800      7,200       61.0%          7,600      29.88        12/94
 Celebration, Florida...       300        300      100.0%            200      33.78        1/96
 Manitowoc, Wisconsin...    16,600     11,700       70.5%          7,000      28.87        6/97
                         ---------  ---------                  ---------
   Total Owned Systems.. 1,411,200    873,200       61.9%        766,000
                         ---------  ---------                  ---------
    MANAGED SYSTEMS
    ---------------
Cable TV Fund 12-A
 Ft. Myers, Florida.....    70,500     36,500       51.8%         22,600      36.03        5/85
 Orland Park, Illinois..    30,800     21,300       69.2%         14,300      36.65        12/84
 Lake County, Illinois..    28,400     20,100       70.8%         11,400      34.36        5/85
Cable TV Fund 12-BCD
 Venture
 Palmdale/Lancaster,
  California............    92,900     63,500       68.4%         48,400      37.22        4/86
Cable TV Fund 14-A
 Buffalo, Minnesota.....    23,900     12,600       52.7%          7,500      32.95        9/87
 Naperville, Illinois...    42,500     24,300       57.2%         12,000      32.17        9/87
 Calvert County, Mary-
  land..................    26,300     17,800       67.7%         16,900      41.53        9/87
Cable TV Fund 14-A/B
 Venture
 Broward County, Flori-
  da....................    89,100     49,900       56.0%         47,100      39.71        3/88
Cable TV Fund 14-B
 Sufside Beach, South
  Carolina..............    26,100     21,500       82.4%         19,400      35.99        9/88
 Littlerock, Califor-
  nia...................     7,800      5,700       73.1%          4,800      36.79        7/89
Cable TV Fund 15-A
 Barrington, Illinois...    70,500     47,200       67.0%         36,900      38.83        12/89
 South Suburban Chica-
  go, Illinois..........    62,100     37,500       60.4%         30,900      38.41        9/90
Jones Cable Income Fund
 1-A
 Owatonna/Glencoe, Min-
  nesota................    11,300      8,400       74.3%          4,200      30.39        7/86
Jones Cable Income Fund
 1-B/C Venture
 Myrtle Creek, Oregon...     9,000      6,500       72.2%          3,800      29.90        12/87
 Clearlake Oaks, Cali-
  fornia................    27,800     17,500       62.9%          6,200      28.04        12/87
 South Sioux City, Ne-
  braska................     9,000      6,100       67.8%          4,100      31.57        2/88
 Southwest Michigan
  Group.................    27,100     17,600       64.9%         10,100      33.14        9/88
IDS/Jones Joint Venture
 Partners
 Aurora, Illinois.......    75,800     48,100       63.5%         24,700      33.37        5/90
Jones Growth Partners
 Wheaton, Illinois......    81,700     54,800       67.1%         35,500      36.06        10/89
Spacelink Income/Growth
 1-A
 Northeast Indiana
  Group.................    21,800     15,000       68.8%          8,000      30.39        11/88
Jones Spacelink Fund 3
 Socorro, New Mexico....     3,000      2,300       76.7%          1,400      30.61        6/85
 Grants, New Mexico.....     4,300      3,900       90.7%          1,400      30.29        6/85
Jones Spacelink Fund 5
 Lake Almanor, Califor-
  nia...................     4,100      3,000       73.2%          1,800      29.44        12/85
  Winnemucca, Nevada....     3,900      2,600       66.7%          3,000      36.55        5/89
Jones/Gateway Partners
 Gateway, Florida.......     1,000        900       90.0%            400      29.48        9/89
                         ---------  ---------                  ---------
   Total Managed Sys-      850,700    544,600                    376,800
    tems................ ---------  ---------       64.0%      ---------
   Total Owned and Man-  2,261,700  1,417,800                  1,142,800
    aged................ =========  =========       62.7%      =========

--------
(1) Computed by dividing the number of basic subscribers by the number of homes passed.
(2) Determined by dividing the total subscriber service fees for the six months ended June 30, 1997 by the average number of basic subscribers during the period, and then dividing by six.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Class A Common Stock and Common Stock immediately prior to the consummation of the Offering by: (i) each person known by the Company to be the beneficial owner of more than 5% of the Class A Common Stock or Common Stock, (ii) certain of the Company's directors and (iii) all directors and executive officers of the Company as a group. Except as otherwise indicated, each person named in the table has informed the Company that such person has sole voting and investment power with respect to all shares beneficially owned by such person. Except as otherwise set forth in the notes to the table, the address of the principal shareholders is 9697 East Mineral Avenue, Englewood, Colorado 80112.

                             CLASS A COMMON STOCK         COMMON STOCK
                             -------------------------- -----------------------
                               NUMBER          PERCENT   NUMBER        PERCENT
     BENEFICIAL OWNER        OF SHARES        OF SHARES OF SHARES     OF SHARES
     ----------------        ----------       --------- ---------     ---------
Jones International, Ltd. .   2,447,568(1)(2)    9.30   2,441,751(1)(3)  47.76
Glenn R. Jones.............   3,156,110(1)(4)   11.77   2,916,151(1)(5)  57.03
Bell Canada International
 Inc. .....................  10,022,500(6)      38.09         -- (7)      -- (7)
Christine Jones Marocco....     108,748(8)        .41   2,742,537(9)     53.64
Mutuelles AXA group........   1,325,000(10)      5.04          --         --
  AXA
  The Equitable Companies
   Inc.
The Capital Group
 Companies, Inc. ..........   1,555,000(11)      5.91          --         --
Neuberger & Berman.........   1,862,652(12)      7.08          --         --
Tweedy, Browne Company
 L.P.......................   1,327,037(13)      5.04          --         --
  TBK Partners, L.P........      31,530(13)       .12          --         --
  Vanderbilt Partners,
   L.P.....................      27,500(13)       .10          --         --
All executive officers and
 directors as a group
 (19 persons)..............   3,247,933(14)     12.08   2,920,182        57.11

--------
 (1) Glenn R. Jones, Chairman of the Board of Directors and Chief Executive Officer of the Company, owns all of the outstanding shares of International and is deemed to be the beneficial owner of all shares of the Company owned by International.
 (2) Includes 2,223,414 shares held by International; 136,946 shares held by Jones Entertainment Group, Ltd.; 48,705 shares held by Jones Space Segment, Inc.; 37,626 shares held by Jones Global Group, Inc.; and 877 shares held by Jones Interdigital, Inc. International may be deemed to be the beneficial owner of all shares of Class A Common Stock owned by Jones Entertainment Group, Ltd., Jones Space Segment, Inc., Jones Global Group, Inc. and Jones Interdigital, Inc.
 (3) Includes 38,000 shares held by International; 2,239,416 shares held by the Jones International Grantor Business Trust in which Mr. Jones has shared voting power; 100,400 shares held by Jones Entertainment Group, Ltd.; 35,707 shares held by Jones Space Segment, Inc.; 27,585 shares held by Jones Global Group, Inc.; and 643 shares held by Jones Interdigital, Inc. International may be deemed to be the beneficial owner of all shares of Common Stock owned by Jones Entertainment Group, Ltd., Jones Space Segment, Inc., Jones Global Group, Inc. and Jones Interdigital, Inc.
 (4) Includes 196,893 shares owned by Mr. Jones; 511,649 shares deemed to be held by Mr. Jones pursuant to currently exercisable stock options; 2,223,414 shares held by International; 136,946 shares held by Jones Entertainment Group, Ltd.; 48,705 shares held by Jones Space Segment, Inc.; 37,626 shares held by Jones Global Group, Inc.; and 877 shares held by Jones Interdigital, Inc.
 (5) Includes 474,400 shares held by the Glenn Jones Grantor Business Trust in which Mr. Jones has shared voting power; 38,000 shares held by International; 2,239,416 shares held by the Jones International Grantor Business Trust in which Mr. Jones has shared voting power; 100,400 shares held by Jones Entertainment Group, Ltd.; 35,707 shares held by Jones Space Segment, Inc.; 27,585 shares held by Jones Global Group, Inc.; and 643 shares held by Jones Interdigital, Inc.

 (6) These shares are held by Bell Canada International BVI III Limited, a wholly-owned subsidiary of BCI. BCI is deemed to be the beneficial owner of these shares. BCI's address is 1000 rue de la Gauchetiere West, Montreal, Quebec, Canada H3B4Y8.
 (7) BCI, through its wholly-owned subsidiary Bell Canada International BVI IV Limited, may be deemed to have beneficial ownership of 2,878,151 shares, or 56%, of the Common Stock pursuant to Option Agreements dated December 20, 1994 among Morgan Guaranty Trust Company of New York, acting as agent for BCI, and the Glenn Jones Grantor Business Trust, the Jones International Grantor Business Trust, Jones Entertainment Group, Ltd., Jones Space Segment, Inc., Jones Global Group, Inc. and Jones Interdigital, Inc.
 (8) Includes 64,113 shares held by Mrs. Marocco; 970 shares held by the Joseph Michael Marocco Irrevocable Trust; 33,665 shares held by the Christine Jones Marocco Irrevocable Trust; and 10,000 shares held by Mrs. Marocco's husband. Mrs. Marocco disclaims beneficial ownership of the shares held by her husband. Mrs. Marocco's husband is a principal in a firm that may from time to time invest in the Company's securities. Mrs. Marocco disclaims beneficial ownership of any securities of the Company that said firm purchases or in which Mr. Marocco may therefor have an interest. Mrs. Marocco's address is 25 East End Avenue, #14F, New York, New York 10288.
 (9) Includes 12,370 shares held by Mrs. Marocco; 357 shares held by the Joseph Michael Marocco Irrevocable Trust; 15,994 held by the Christine Jones Marocco Irrevocable Trust; 2,239,416 shares held by the Jones International Grantor Business Trust in which Mrs. Marocco has shared voting power; and 474,400 shares held by the Glenn Jones Grantor Business Trust in which Mrs. Marocco has shared voting power.
(10) The Mutuelles AXA group includes AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, Alpha Assurances I.A.R.D. Mutuelle, Alpha Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle (formerly, Uni Europe Assurance Mutuelle). The Mutuelles AXA group, AXA and The Equitable Companies Incorporated have sole voting power over 1,310,500 shares and sole dispositive power over 1,325,000 shares. The address of the Mutuelles AXA group is 101-100 Terrasse Boieldieu, 92042 Paris La Defense, France. AXA's address is 23 Avenue Matignon, 75008 Paris, France. The Equitable Companies Incorporated's address is 787 Seventh Avenue, New York, New York 10019.
(11) The Capital Group Companies, Inc. has sole voting power over 540,000 shares, shared voting power over no shares and sole dispositive power over 1,555,000 shares. The Capital Group Companies, Inc. is located at 333 South Hope Street, Los Angeles, California 90071.
(12) Neuberger & Berman has sole voting power over 477,700 shares, shared voting power over 1,019,900 shares and shared dispositive power over 1,862,652 shares. The address of Neuberger & Berman is 605 Third Avenue, New York, New York 10158.
(13) Tweedy, Browne Company L.P. ("TBC"), TBK Partners, L.P. ("TBK") and Vanderbilt Partners, L.P. ("Vanderbilt") are Delaware limited partnerships with certain common general partners and thus these firms may be deemed to be members of a group that is the beneficial owner in the aggregate of in excess of 5% of the Class A Common Stock. TBC, TBK and Vanderbilt do not admit that they comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. TBC has sole voting power with respect to 1,206,472 shares, shared voting power over no shares, sole dispositive power over no shares and shared dispositive power over 1,327,037 shares. TBK has sole voting and dispositive power over all of its 31,530 shares. Vanderbilt has sole voting and dispositive power over all of its 27,500 shares. The address of TBC, TBK and Vanderbilt is 52 Vanderbilt Avenue, New York, New York 10017.
(14) Includes 580,589 shares deemed to be held by various executive officers and directors pursuant to exercisable stock options.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement") among the Company and each of the underwriters named below (the "Underwriters") for whom Lehman Brothers Inc. and Donaldson, Lufkin & Jenrette Securities Corporation are acting as representatives (the "Representatives"), each of the Underwriters has severally agreed to purchase from the Company the number of shares of Class A Common Stock set forth opposite its name below.

       UNDERWRITER                                                 NUMBER OF
       -----------                                                  SHARES
                                                                   ---------
     Lehman Brothers Inc. ........................................ 3,541,000
     Donaldson, Lufkin & Jenrette Securities Corporation.......... 3,541,000
     Morgan Stanley & Co. Incorporated............................   204,000
     Oppenheimer & Co., Inc.......................................   204,000
     PaineWebber Incorporated.....................................   204,000
     Sanford C. Bernstein & Co., Inc..............................   102,000
     Hanifen, Imhoff Inc..........................................   102,000
     Neuberger & Berman, LLC......................................   102,000
                                                                   ---------
       Total...................................................... 8,000,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Class A Common Stock offered hereby are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of such shares if any such shares are purchased.

  The Representatives have advised the Company that the sale of Class A Common Stock to certain dealers may be made at a concession not in excess of $0.32 per share and that the Underwriters may allow, and such dealers may reallow, discounts not in excess of $0.105 per share on sales to certain other dealers. After the initial public offering, the public offering price, concession and reallowance may be changed by the Underwriters. BCI will purchase its 2,400,000 shares from the Underwriters net of underwriting discounts and commissions.

  The Company has granted to the Underwriters an option to purchase up to an additional 1,200,000 shares of Class A Common Stock exercisable solely to cover over-allotments, at the initial offering price to the public, less the underwriting discount, shown on the cover page of this Prospectus Supplement. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent the option is exercised, each Underwriter will be committed, subject to certain conditions, to purchase the number of shares of Class A Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table.

  The Company, each officer and certain directors of the Company and those affiliates of Mr. Jones which hold shares of Class A Common Stock or Common Stock have each agreed that it or they will not, for a period of 120 days from the date of this Prospectus Supplement, directly or indirectly, offer for sale, sell or otherwise dispose of (or enter into any transaction or devise which is designed to, or could be expected to, result in the disposition or purchase by any person at any time in the future of) any shares of Class A Common Stock or Common Stock of the Company, subject to limited exceptions, without the prior written consent of Lehman Brothers Inc. BCI and those directors of the Company designated by BCI have not made such agreements. See "Risk Factors--Shares Eligible for Future Sale."

  The Class A Common Stock is traded on the Nasdaq National Market under the symbol "JOINA."

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

  Certain of the Underwriters have from time to time provided customary investment banking services to the Company and expect in the future to provide such services, for which they have received and will receive customary fees and commissions.

  Until the distribution of the Class A Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Class A Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Class A Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A Common Stock.

  If the Underwriters create a short position in the Class A Common Stock in connection with the offering (i.e., if they sell more shares of Class A Common Stock than are set forth on the cover page of this Prospectus Supplement), the Underwriters may reduce that short position by purchasing shares of Class A Common Stock in the open market. The Underwriters also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might be in the absence of such purchases.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The Company acquired a number of cable television systems during 1996 and 1997. The historical financial statements of the significant acquired businesses filed by the Company with the Commission pursuant to the requirements of the Exchange Act are hereby incorporated by reference into this Prospectus Supplement from the Company's Current Reports on Form 8-K filed on May 14, 1996, June 26, 1996 and August 1, 1997.

                                 LEGAL MATTERS

  The validity of the shares of Class A Common Stock will be passed upon for the Company by Elizabeth M. Steele, Vice President/General Counsel of the Company. Certain legal matters will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership that includes professional corporations), New York, New York.

                                    EXPERTS

  The consolidated financial statements of the Company and its subsidiaries included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and the historical financial statements filed by the Company with the Current Report on Form 8-K dated August 1, 1997, which are incorporated herein by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference upon the authority of said firm as experts in giving said reports. The historical financial statements of Prince Georges County (a cable system included in the partnership of Time Warner Entertainment - Advance/Newhouse) as of December 31, 1995 and for the period from April 1, 1995 to December 31, 1995, and of Warner Cable Communications (Fairfax County, Virginia), a division of Time Warner Entertainment - Advance/Newhouse Partnership as of December 31, 1995 and for the year then ended, filed by the Company with a Current Report on Form 8-K dated May 14, 1996 and the historical financial statements of Cablevision of Savannah (a cable system included in Time Warner Entertainment Company, L.P.) as of December 31, 1995 and 1994, and for the years then ended, filed by the Company with a Current Report on Form 8-K dated June 26, 1996, which are incorporated herein by reference, have been audited by Ernst & Young LLP, independent auditors, as indicated in their reports with respect thereto, and are incorporated herein by reference upon the authority of said firm as experts in giving said reports.

PROSPECTUS
                [LOGO OF JONES INTERCABLE, INC. APPEARS HERE]

         SENIOR DEBT SECURITIES, SENIOR SUBORDINATED DEBT SECURITIES,
             SUBORDINATED DEBT SECURITIES AND CLASS A COMMON STOCK

                               ----------------

  Jones Intercable, Inc. (the "Company") may offer from time to time (i) debentures, notes and/or other unsecured evidences of indebtedness consisting of senior debt securities ("Senior Debt Securities"), senior subordinated debt securities ("Senior Subordinated Debt Securities") and subordinated debt securities ("Subordinated Debt Securities") in one or more series (collectively, the "Debt Securities") or (ii) shares of its Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), or any combination of the foregoing, having an aggregate initial public offering price not to exceed U.S. $600,000,000 or the equivalent thereof in one or more foreign currencies at prices and on terms to be determined at or prior to the time of sale. The Debt Securities may be issued as convertible Debt Securities convertible into shares of the Class A Common Stock or into other securities. The Debt Securities and the Class A Common Stock are collectively referred to as the "Securities."

  Specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying prospectus supplement (a "Prospectus Supplement"), together with the terms of the offering of the Securities, the initial offering price and the net proceeds to the Company from the sale thereof. The Prospectus Supplement will set forth, among other matters, the following with respect to the particular Securities: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as senior debt, senior subordinated debt or subordinated debt, authorized denominations, maturity, rate or method of calculation of interest and dates for payment thereof, any conversion, redemption, prepayment or sinking fund provisions, and the currency, currencies or currency units in which principal, premium, if any, or interest, if any, is payable and (ii) in the case of the Class A Common Stock, the number of shares and the terms of the offering and sale thereof. The Prospectus Supplement will also contain information, as applicable, about certain United States federal income tax considerations relating to the Securities in respect of which this Prospectus is being delivered.

  The Company's Class A Common Stock is traded in the over-the-counter market and is authorized for quotation on the National Market System operated by the National Association of Securities Dealers, Inc. under the symbol JOINA. Any Class A Common Stock offered will be listed, subject to notice of issuance, on such exchange. See "Price Range of Class A Common Stock."

  The Company may sell Securities directly to purchasers or through agents or dealers designated from time to time by the Company or to or through underwriters. If any agents, dealers or underwriters are involved in the sales of Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in the accompanying Prospectus Supplement. The net proceeds to the Company from the sale of the Securities will be set forth in the Prospectus Supplement.

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAVE THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

               The date of this Prospectus is November 27, 1995.

  NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY AGENT, DEALER OR UNDERWRITER. THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR ANY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") relating to the Securities under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Securities and the Company, reference is made to the Registration Statement.

  The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of any such material may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

  The Company will furnish to holders of the Securities annual reports containing audited financial statements accompanied by a report thereon by the Company's independent certified public accountants.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents, which have been filed by the Company with the Commission (File No. 1-9953) pursuant to the requirements of the Exchange Act, are hereby incorporated by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1995, as amended, (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 1995,
(iii) the Company's Current Report on Form 8-K dated September 8, 1995, (iv) the Company's Current Report on Form 8-K dated September 27, 1995, (v) the Company's Current Report on Form 8-K dated October 10, 1995, (vi) the Company's Current Report on Form 8-K dated November 1, 1995, (vii) the Company's Current Report on Form 8-K dated November 10, 1995 and (viii) the Company's Proxy Statement dated May 19, 1995.

  All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date any such document is filed. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein or in any Prospectus Supplement shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus or any Prospectus Supplement to the extent that a statement contained herein or therein (or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or therein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement and this Prospectus or any Prospectus Supplement.

  The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such persons, a copy of any or all of the documents that are incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such document). Requests should be directed to Elizabeth M. Steele, Vice President/General Counsel and Secretary, Jones Intercable, Inc., 9697 East Mineral Avenue, P.O. Box 3309, Englewood, Colorado 80133-3309, (303) 792-3111.

                                  THE COMPANY

  The Company is a Colorado corporation organized in 1970. The Company is primarily engaged in the cable television business. The Company also holds equity interests in a number of programming and other cable-related subsidiaries. At May 31, 1995, the Company had a total of approximately 3,480 employees. The executive offices of the Company are located at 9697 East Mineral Avenue, Englewood, Colorado 80112, and its telephone number is (303) 792-3111.

  The Company develops and operates cable television systems for itself and for its managed limited partnerships. Based on the number of basic subscribers served by the Company's owned and managed cable television systems, the Company is one of the largest cable television operators in the United States. As of May 31, 1995, the Company owned or managed 55 cable television systems serving a total of approximately 1,350,000 basic subscribers in 23 states. Glenn R. Jones, the founder, Chairman, Chief Executive Officer and major shareholder of the Company, is one of the pioneers in the cable television industry, and he has been involved in the ownership and operation of cable television systems since 1970.

  The Company has grown by acquiring and developing cable television systems for both itself and its managed partnerships, primarily in suburban areas with attractive demographic characteristics. One of the primary factors utilized by the Company in deciding to acquire a particular cable television system is the potential of the system for operating cash flow growth and value appreciation. Key elements of the Company's operating strategy include increasing basic penetration levels and revenue per subscriber through targeted marketing, superior customer service and maintenance of high technical standards. The Company has deployed fiber optic cable wherever practical in its current rebuild and upgrade projects, which improves system reliability and picture quality, increases channel capacity and provides the potential for new business opportunities. The Company has focused on pay-per-view and advertising as revenue growth opportunities, and expects to continue to do so in the future.

  Within the past several years, and at an increasing pace recently, the cable television industry has seen much change. With recent announcements of alliances between cable television companies and telephone, computer and software companies, the Company believes that the nature of the cable television business is changing from the traditional coaxial network delivering video entertainment to a more sophisticated, digital platform environment where cable systems could be capable of delivering traditional programming as well as other services, including data, telephone and expanded educational and entertainment services on an interactive basis. As this convergence of various technologies progresses, cable television companies will have to reevaluate their system architecture, upgrade their cable plants to take advantage of new opportunities and consider clustering their systems in geographic areas where they can achieve economies of scale and reasonable returns on the investments made. The Company is, on an on-going basis, evaluating its position in this changing marketplace and intends, where possible, to pursue these opportunities as they evolve. The ability of the Company to do so, however, will be dependent in large part on the availability of debt and equity financing.

  The Company intends to grow by implementing a balanced strategy directed at acquiring cable television systems from Company-managed limited partnerships and from third parties. As part of this process, certain systems owned by the Company and its managed partnerships may be sold to third parties and/or such systems may be exchanged for systems owned by other cable system operators. It is the Company's plan to cluster its cable television properties, to the extent feasible, in geographic areas where it will have an adequate number of subscribers to justify the capital expenditures required to upgrade its plant and the possible offering of telephony and other telecommunications services. The Company also intends to maintain and enhance the value of its current cable television systems through capital expenditures. Such expenditures will include, among others, cable television plant extensions and the upgrade and rebuild of certain systems. Acquisitions and capital expenditures are subject to the availability of cash generated from operations and debt and equity financing. The capital resources to accomplish these strategies are expected to be provided, in part, by the net proceeds to the Company from the sale of the Securities.

  Glenn R. Jones, the Chairman of the Board of Directors and Chief Executive Officer of the Company, is deemed to be the beneficial owner of all of the shares of Class A Common Stock and Common Stock of the Company owned by him and by Jones International, Ltd., a private company owned 100 percent by Mr. Jones, and certain of their affiliates. Mr. Jones' direct and indirect stock ownership in the Company enables him to control the election of a majority of the Company's Board of Directors and gives him voting power over approximately 41 percent of votes to be cast by all shareholders of the Company on matters not requiring a class vote. See "Description of Capital Stock."

  In December 1994, Bell Canada International Inc. ("BCI"), which has an approximate 30 percent economic interest in the Company through its indirect ownership of approximately 38 percent of the Class A Common Stock of the Company, acquired from Mr. Jones and Jones International, Ltd. and certain of their affiliates options to purchase all of the shares of the Company's Common Stock owned by Mr. Jones, Jones International, Ltd. and certain of their affiliates. These options, if and when exercised, would enable BCI to control the election of a majority of the Company's Board of Directors. BCI, through its parent company, BCE Inc., and their affiliates, is engaged in many areas of the telecommunications business. BCE Inc. is the largest telecommunications company in Canada and it also is the parent company of Bell Canada, the largest provider of telecommunications services in Canada. BCI is also affiliated with Bell Northern Research, Canada's largest research and development organization, and with Northern Telecom, a leading global manufacturer of telecommunications equipment. BCI and the Company also are principal shareholders of Bell Cablemedia plc, which is one of the largest cable communications companies providing multi-channel television and telephony services in the United Kingdom.

                              RECENT DEVELOPMENTS

  As part of its strategy of geographically clustering its cable television systems, the Company has announced several acquisitions of cable television systems from its managed partnerships and from unaffiliated parties and the exchange of cable television systems owned or to be acquired by the Company for cable television systems currently owned by unaffiliated parties. These acquisitions and exchanges are scheduled to close during the autumn of 1995 or in the first half of 1996. It is anticipated that the Company will acquire and hold these cable television systems through a wholly owned subsidiary, Jones Cable Holdings, Inc. These transactions will increase the Company's basic subscriber base to approximately 560,000, an increase of approximately 247,000. Funding for these transactions is expected to come from cash on hand, cash generated from operations and borrowings under the Company's credit facility, which currently is being renegotiated to have Jones Cable Holdings, Inc. act as the borrower and to increase the maximum amount available from $300,000,000 to $500,000,000.

  In October 1995, the Company purchased from a managed partnership the cable television system serving areas in and around Augusta, Georgia (the "Augusta System") for a purchase price of $142,618,000, subject to normal closing adjustments. The Augusta System serves approximately 67,000 basic subscribers and passes approximately 102,000 homes. The Augusta System is contiguous with the cable television system already owned by the Company serving areas in and around North Augusta, South Carolina (the "North Augusta System"). Together, the Augusta System and the North Augusta System form an operating cluster that will serve approximately 81,700 basic subscribers and pass approximately 125,700 homes.

  The Company has agreed to purchase from an unaffiliated party the cable television systems serving areas in and around Dale City, Lake Ridge, Woodbridge, Fort Belvoir, Triangle, Dumfries, Quantico, Accoquan and portions of Prince William County, all in the State of Virginia (the "Dale City System") for a purchase price of $123,000,000, subject to normal closing adjustments. These systems serve approximately 50,000 basic subscribers and pass approximately 64,100 homes. The Company also has agreed to purchase from unaffiliated companies the cable television systems serving areas in and around Manassas, Manassas Park, Haymarket and portions of Prince William County, all in the State of Virginia (the "Manassas System") for a purchase price of $71,100,000, subject to normal closing adjustments. These systems serve approximately 26,000 basic subscribers and pass approximately 39,000 homes.

  The Company has also agreed to purchase three cable television systems from various of its managed partnerships and to exchange those systems for cable television systems currently owned by an unaffiliated party. The Company has agreed to purchase from a managed partnership the cable television system serving areas in and around Carmel, Indiana (the "Carmel System") for a purchase price of $44,235,333, subject to normal closing adjustments. The Carmel System serves approximately 18,500 basic subscribers and passes approximately 24,400 homes. The Company has agreed to purchase from a managed partnership the cable television system serving areas in and around Orangeburg, South Carolina (the "Orangeburg System") for a purchase price of $18,347,667, subject to normal closing adjustments. The Orangeburg System serves approximately 12,000 basic subscribers and passes approximately 16,530 homes. The Company has agreed to purchase from a venture comprised of three managed partnerships the cable television system serving areas in and around Tampa, Florida (the "Tampa System") for a purchase price of $110,395,667, subject to normal closing adjustments. The Tampa System serves approximately 62,500 basic subscribers and passes approximately 125,000 homes. The Company has also entered into an asset exchange agreement with an unaffiliated cable television system operator pursuant to which the Company will convey to that operator substantially all of the assets of the Carmel System, the Orangeburg System and the Tampa System and cash in the amount of $3,500,000, subject to normal closing adjustments. In return, the Company will receive substantially all of the assets of cable television systems serving Andrews Air Force Base, Capitol Heights, Cheltenham, District Heights, Fairmont Heights, Forest Heights, Morningside, Seat Pleasant, Upper Marlboro, and portions of Prince George's County, Maryland (the "Prince George's County System") and a portion of Fairfax County, Virginia (the "Reston System"). The Prince George's County System and the Reston System serve approximately 85,000 subscribers.

  The Prince George's County System is contiguous to the Company's Alexandria, Virginia, Calvert County, Maryland and Charles County, Maryland cable television systems. The Reston System is approximately 12 miles from the Company's Alexandria, Virginia system. Acquisition of the Prince George's County System and the Reston System together with the acquisitions of the Dale City System and the Manassas System discussed above, will, together with cable television systems already owned or managed by the Company in the area, bring the total number of basic subscribers owned or managed by the Company in the Baltimore/Washington, D.C. metropolitan area to approximately 300,000.

  The Company has also agreed to purchase four cable television systems from various of its managed partnerships and to exchange those systems together with two systems already owned by the Company for cable television systems currently owned by an unaffiliated party. The Company has agreed to purchase from a venture comprised of four managed partnerships the cable television system serving the City of Manitowoc, Wisconsin (the "Manitowoc System") for a purchase price of $15,735,667, subject to normal closing adjustments. The Company, as general partner of the partnerships that form the venture, will receive a distribution of approximately $3,900,000 upon the closing of this transaction. The Manitowoc System serves approximately 10,500 basic subscribers and passes approximately 15,400 homes. The Company's acquisition of the Manitowoc System is subject to the approval of the holders of a majority of the limited partnership interests of each of the four constituent partnerships of the venture that owns the Manitowoc System. The Company has agreed to purchase from a managed partnership the cable television systems serving areas in and around Lodi, Ohio (the "Lodi System") for a purchase price of $25,706,000, subject to normal closing adjustments. The Lodi System serves approximately 14,700 basic subscribers and passes approximately 20,600 homes. The Company has agreed to purchase from a managed partnership the cable television system serving areas in and around Ripon, Wisconsin (the "Ripon System") for a purchase price of $3,712,667, subject to normal closing adjustments. The Ripon System serves approximately 2,450 basic subscribers and passes approximately 2,500 homes. The Company has agreed to purchase from a managed partnership the cable television system serving areas in and around Lake Geneva, Wisconsin (the "Lake Geneva System") for a purchase price of $6,345,667, subject to normal closing adjustments. The Lake Geneva System serves approximately 3,400 basic subscribers and passes approximately 5,400 homes. The Company has also entered into an asset exchange agreement with an unaffiliated cable television system operator pursuant to which the Company will convey to that operator substantially all of the assets of the Manitowoc System, the Lodi System, the Ripon System, the Lake Geneva System and the cable television systems serving areas in and around Kenosha, Wisconsin (the "Kenosha System") and Hilo, Hawaii (the "Hilo System") currently owned by the Company. The Hilo System serves approximately 17,000 basic subscribers and passes approximately 23,000 homes. The Kenosha System serves approximately 27,000 basic subscribers and passes approximately 39,000 homes. In return, the Company will receive substantially all of the assets of the cable television system serving areas in and around Savannah, Georgia (the "Savannah System") and $4,000,000 in cash, subject to normal closing adjustments. The Savannah System serves approximately 63,000 subscribers and passes approximately 100,000 homes.

  In October 1995, Cable TV Fund 11-B, Ltd., one of the Company's managed partnerships, entered into an agreement with an unaffiliated party to sell its cable television system serving areas in and around Lancaster, New York (the "Lancaster System") for a sales price of $84,000,000 in cash, subject to normal closing adjustments. The Lancaster System serves approximately 38,000 basic subscribers and passes approximately 57,000 homes. The Company, as general partner of the partnership, will receive a distribution of approximately $14,262,000 upon the closing of the sale of the Lancaster System. The closing of this transaction is subject to the approval of the sale by the holders of a majority of the limited partnership interests of Cable TV Fund 11-B, Ltd. and is expected to occur during the first half of 1996.

                      RATIO OF EARNINGS TO FIXED CHARGES

                                     YEAR ENDED MAY 31,                   THREE MONTHS
                         ---------------------------------------------  ENDED AUGUST 31,
                           1991     1992     1993      1994     1995          1995
                         --------  ------- --------  --------  -------  ----------------
                                     DOLLARS IN THOUSANDS, EXCEPT RATIOS
Pre-tax Income (Loss)... $(45,030) $23,383 $(40,266) $(25,277) $(4,001)     $(6,420)
Adjustments:
  Interest expense......   44,699   38,129   43,573    36,189   39,939       13,368
  Interest charged to
  cable television
  systems held for
  resale................   (4,598)     --       --        --       --           --
Equity in losses of
 limited partnerships...   11,233    8,158    2,900     4,624    2,981          923
                         --------  ------- --------  --------  -------      -------
                         $  6,304  $69,670 $  6,207  $ 15,536  $38,919      $ 7,871
Interest Expense (net).. $ 40,101  $38,129   43,573    36,189   39,939       13,368
                         --------  ------- --------  --------  -------      -------
Ratio of Earnings to
 Fixed Charges(1).......      --     1.83x      --        --       --           --
Coverage deficiency..... $(33,797) $   --  $(37,366) $(20,653) $(1,020)     $(5,497)
                         ========  ======= ========  ========  =======      =======

--------
(1) The ratio of earnings to fixed charges has been computed by dividing the sum of (a) pre-tax income, including equity in losses of limited partnerships, and (b) interest expense net of interest charged to cable television systems held for resale, by net interest expense.

                                USE OF PROCEEDS

  Except as otherwise described in the Prospectus Supplement relating to a specific offering of Securities, the net proceeds from the sale of the Securities will be added to the general funds of the Company and will be used for general corporate purposes, which may include acquisitions of cable television systems from managed partnerships and/or from unaffiliated parties, refinancings of indebtedness, working capital, capital expenditures, and repurchases and redemptions of securities.

                              CONCURRENT OFFERING

  The Company has filed a registration statement under the Securities Act for the offering, from time to time, of 2,844,678 shares of its Class A Common Stock held by various affiliates of the Company. Although this registration statement has not yet been declared effective, the Company anticipates that it will be declared effective concurrently with or shortly before or after the effectiveness of the Registration Statement filed in respect to the offering made by this Prospectus and that sales of the Class A Common Stock of the Company by such affiliates may be made from time to time concurrently with the offering made by this Prospectus. The Company will receive none of the proceeds of this concurrent offering. The Company also may file additional registration statements to offer equity or debt securities during the effectiveness of the Registration Statement filed in connection with the offering made by this Prospectus.

                                DIVIDEND POLICY

  The Company has never paid a cash dividend with respect to its shares of Common Stock or Class A Common Stock, and it has no present intention to pay cash dividends in the foreseeable future. The current policy of the Company's Board of Directors is to retain earnings to provide funds for the operation and expansion of its business. Future dividends, if any, will be determined by the Board of Directors in light of the circumstances then existing, including the Company's earnings and financial requirements and general business conditions. If cash dividends are paid in the future, the holders of the Class A Common Stock will be paid $.005 per share per quarter in addition to the amount payable per share of Common Stock. Such additional dividends on the Class A Common Stock are not cumulative but would be adjusted appropriately if cash dividends are declared with respect to a period other than a quarterly period. The Company's credit agreements restrict the right of the Company to declare and pay cash dividends without the consent of the lenders.

                      PRICE RANGE OF CLASS A COMMON STOCK

  The Company's Class A Common Stock is traded in the over-the-counter market and is authorized for quotation on the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol JOINA. Any shares of Class A Common Stock offered by this Prospectus will be listed, subject to notice of issuance, on such exchange. The following table sets forth for the first quarterly period of fiscal 1996 and for each quarterly period of fiscal 1995 and 1994 the high and low reported closing prices of the Company's Class A Common Stock as reported by NASDAQ.

           PERIOD                                                  HIGH    LOW
           ------                                                 ------ -------
      1996 First Quarter........................................  15 1/2 13 3/8
           PERIOD                                                  HIGH    LOW
           ------                                                 ------ -------
      1995 First Quarter........................................  15 3/8 12
           Second Quarter.......................................  15 3/8 13 5/16
           Third Quarter........................................  16 1/4 11 3/8
           Fourth Quarter.......................................  17 1/2 13 1/4
           PERIOD                                                  HIGH    LOW
           ------                                                 ------ -------
      1994 First Quarter........................................  15 1/4 11 1/4
           Second Quarter.......................................  19     12 1/2
           Third Quarter........................................  20 1/4 15
           Fourth Quarter.......................................  15 5/8 11

  If shares of the Company's Class A Common Stock are being offered, a recent last sale price of the Class A Common Stock will be set forth on the cover page of the Prospectus Supplement.

  The Company's Common Stock also is traded in the over-the-counter market and is quoted on the National Market System of NASDAQ under the symbol JOIN.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 5,550,000 shares of Common Stock, $.01 par value per share, of which 5,113,021 shares were outstanding at August 1, 1995, and 60,000,000 shares of Class A Common Stock, $.01 par value per share, of which 26,158,305 shares were outstanding at such date.

  The outstanding shares of both classes of common stock are not subject to redemption or to any liability for further calls or assessments, and the holders of such shares do not have pre-emptive or other rights to subscribe for additional shares of the Company. All issued and outstanding shares of Common Stock and Class A Common Stock are validly issued, fully paid and nonassessable. Dividends in cash, property or shares of the Company may be paid upon the Common Stock and Class A Common Stock, if declared by the Company's Board of Directors out of any funds legally available therefor, and holders of Class A Common Stock have a cash dividend preference over holders of Common Stock, as described below. Holders of Common Stock and Class A Common Stock are entitled to share ratably in assets available for distribution upon any liquidation of the Company, subject to the prior rights of creditors, although holders of Class A Common Stock have a preference on liquidation over holders of Common Stock, as described below.

  The Class A Common Stock has certain preferential rights with respect to cash dividends and upon liquidation of the Company. In the event that cash dividends are paid, the holders of the Class A Common Stock will be paid $.005 per share per quarter in addition to the amount payable per share of Common Stock. In the case of liquidation, holders of Class A Common Stock will be entitled to a preference of $1 per share. After such amount is paid, holders of the Common Stock will then be entitled to receive $1 per share for each share of Common Stock outstanding. Any remaining amount will be distributed to the holders of Class A Common Stock and Common Stock on a pro rata basis.

  The Class A Common Stock has voting rights that are generally 1/10th of those held by the Common Stock. In the election of directors, the holders of Class A Common Stock, voting as a separate class, are entitled to elect that number of directors that constitute 25 percent of the total membership of the Board of Directors. Holders of the Common Stock, also voting as a separate class, are entitled to elect the remaining directors.

  As of October 15, 1995, the outstanding shares of Class A Common Stock constituted approximately 84 percent of the total outstanding shares of capital stock of the Company but cast only 34 percent of the votes to be cast in matters to be acted upon by shareholders of the Company not requiring a class vote, and the outstanding shares of the Company's Common Stock constituted approximately 16 percent of the outstanding capital stock of the Company, but cast approximately 66 percent of the votes to be cast by shareholders of the Company in connection with such matters.

                        DESCRIPTION OF DEBT SECURITIES

  The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and any variations from such general terms and provisions applicable to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

  The Debt Securities will be general unsecured obligations of the Company. The Senior Debt Securities will be senior to all subordinated indebtedness of the Company, including any Senior Subordinated Debt Securities and Subordinated Debt Securities and pari passu with other senior unsecured indebtedness of the Company. The Senior Subordinated Debt Securities will be subordinate in right of payment to any Senior Debt Securities and to certain other debt obligations of the Company that may be outstanding from time to time, pari passu with certain other senior subordinated indebtedness of the Company that may be outstanding from time to time and senior to certain subordinated indebtedness of the Company that may be outstanding from time to time, including any Subordinated Debt Securities. The Subordinated Debt Securities will be subordinate in right of payment to any Senior Debt Securities and Senior Subordinated Debt Securities and to certain other debt obligations of the Company that may be outstanding from time to time and pari passu with certain other subordinated indebtedness of the Company that may be outstanding from time to time.

  The particular terms of each series of Debt Securities offered by a particular Prospectus Supplement will be described therein. Senior Debt Securities, Senior Subordinated Debt Securities and Subordinated Debt Securities will each be issued under a separate indenture (individually an "Indenture" and collectively the "Indentures") to be entered into prior to the issuance of such Debt Securities. The Indentures will be substantially identical except for provisions relating to subordination. There may be a separate trustee (individually a "Trustee" and collectively the "Trustees") under each Indenture. It is anticipated that the Senior Debt Securities will be issued under an Indenture to be executed by the Company and U.S. Trust Company of California, N.A., as Trustee (the "Senior Indenture"). It is anticipated that the Senior Subordinated Debt Securities will be issued under an Indenture to be executed by the Company and First Trust National Association, as Trustee (the "Senior Subordinated Indenture"). It is anticipated that the Subordinated Debt Securities will be issued under an Indenture to be executed by the Company and Bank of America National Trust and Savings Association, as Trustee (the "Subordinated Indenture"). Specific information regarding a Trustee under an Indenture will be included in any Prospectus Supplement relating to the Debt Securities issued thereunder.

  The following discussion includes a summary description of all material terms of the Indentures, other than terms that are specific to a particular series of Debt Securities and which will be described in the Prospectus Supplement relating to such series. The following summaries do not purport to be complete and are subject, and are qualified in their entirety by reference to, all of the provisions of the Indentures, including the definitions therein of certain terms capitalized in this Prospectus. Wherever particular sections or articles or defined terms of the Indentures are referred to herein or in a Prospectus Supplement, such sections or articles or defined terms are incorporated herein or therein by reference.

  The Debt Securities may be issued from time to time in one or more series. The particular terms of each series of Debt Securities offered by any Prospectus Supplement or Prospectus Supplements will be described in such Prospectus Supplement or Prospectus Supplements relating to such series.

GENERAL

  The Indentures will not limit the aggregate principal amount of debentures, notes or other evidences of indebtedness which may be issued thereunder and Debt Securities may be issued thereunder in one or more series, in such form or forms, with such terms and up to the aggregate principal amount authorized from time to time by the Company.

  Reference is made to the Prospectus Supplement for the following terms of the Debt Securities: (1) the designation (including whether they are Senior Debt Securities, Senior Subordinated Debt Securities or Subordinated Debt Securities, whether such Debt Securities are convertible and, if convertible, into what securities the Debt Securities are convertible), aggregate principal amount and authorized denominations of the Debt Securities; (2) the percentage of their principal amount at which such Debt Securities will be issued; (3) the date or dates on which the Debt Securities will mature or the method of determination thereof; (4) the rate or rates (which may be fixed or variable) at which the Debt Securities will bear interest, if any, or the method by which such rate or rates shall be determined, reset features of the rates, if any, and the date or dates from which such interest will accrue or the method by which such date or dates shall be determined; (5) the dates on which any such interest will be payable and the regular record dates for such interest payment dates; (6) any mandatory or optional sinking fund or purchase fund or analogous provisions; (7) if applicable, the date after which and the price or prices at which the Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed at the option of the Company or of the holder thereof and the other detailed terms and provisions of such optional or mandatory redemption; (8) if applicable, the terms and conditions upon which the Debt

Securities may be convertible or exchangeable into or exercisable for other securities (including shares of a class of capital stock of the Company or any other issuer), including the initial conversion rate, the conversion period and any other provision in addition to or in lieu of those described herein;
(9) whether such Debt Securities shall be subject to defeasance and, if so, the terms thereof; (10) any Events of Default provided with respect to the Debt Securities that are in addition to or different from those described herein; and (11) any other terms of the Debt Securities.

  Unless otherwise indicated in the Prospectus Supplement relating thereto, the principal of (and premium, if any) and interest on the Debt Securities will be payable, and the Debt Securities will be exchangeable and transfers thereof will be registrable, at the Corporate Trust Office of the Trustee, provided that at the option of the Company, payment of any interest may be made by check mailed to the address of the person entitled thereto as it appears in the Security Register.

  Unless otherwise indicated in the Prospectus Supplement relating thereto, the Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

  Debt Securities may be issued under the Indenture as original issue discount securities to be offered and sold at a discount from the principal amount thereof. Special federal income tax, accounting and other considerations applicable to any such original issue discount securities will be described in the Prospectus Supplement relating thereto.

  Unless otherwise indicated in the Prospectus Supplement relating to a particular series of Debt Securities, the covenants applicable to the Debt Securities would not necessarily afford holders protection in the event of a highly leveraged or other transaction involving the Company or in the event of a material adverse change in the Company's financial condition or results of operation. Unless otherwise indicated in the Prospectus Supplement relating to a particular series of Debt Securities, the Debt Securities do not contain any other provisions that are designed to afford protection in the event of a highly leveraged transaction involving the Company.

SUBORDINATION

  The payment of the principal of (and premium, if any) and interest on the Subordinated Debt Securities is expressly subordinated, to the extent and in the manner set forth in any Prospectus Supplement and the Subordinated Indenture, in right of payment to the prior payment in full of all present and future Senior Indebtedness (including any Senior Debt Securities and Senior Subordinated Debt Securities then outstanding) of the Company. Senior Indebtedness is defined in the Subordinated Indenture as: (1) any indebtedness of the Company (i) for borrowed money or (ii) evidenced by a note, debenture or similar instrument (including obligations incurred under leases which are or may be capitalized under generally accepted accounting principles and purchase money obligations) given in connection with the acquisition of any property or assets, including the purchase of cable television systems and securities, (2) any indebtedness of others described in the preceding clause
(1) for which the Company is responsible or liable as guarantor or otherwise,
(3) any indebtedness now outstanding or hereafter incurred by the Company in connection with an acquisition by the Company or a subsidiary of the stock or substantially all of the assets of another person or a merger or consolidation to which the Company or a subsidiary is a party, for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise, and (4) all deferrals, renewals, extensions and refundings of any such indebtedness or obligations, other than (a) indebtedness as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness is subordinate in right of payment to all other indebtedness of the Company or is not superior in right of payment to the Subordinated Debt Securities or to other indebtedness which is pari passu with or subordinate to the Subordinated Debt Securities, and (b) indebtedness of the Company to a subsidiary for money borrowed or advanced. The Company has outstanding the 11.5 percent Senior Subordinated Debentures due 2004, the 10.5 percent Senior Subordinated Debentures due 2008 and the 9 5/8 percent Senior Notes due 2002, only the latter of which constitutes Senior Indebtedness. At August 31, 1995, approximately $219,261,000 of Senior Indebtedness was outstanding.

  Borrowings of the Company from commercial banks historically also have constituted Senior Indebtedness. At August 31, 1995, and as of the date of this Prospectus, no borrowings were outstanding under the Company's $300,000,000 secured revolving credit facility. The Company currently is renegotiating its credit arrangements with commercial banks that are intended to result in the transfer of certain of the Company's cable television system assets to Jones Cable Holdings, Inc., a wholly owned subsidiary of the Company. It is intended that the subsidiary would then enter into a new $500,000,000 unsecured revolving credit facility, the borrowings under which would not constitute Senior Indebtedness. While the Debt Securities will not technically be subordinate to the indebtedness incurred by Jones Cable Holdings, Inc. or any other subsidiary of the Company, the Company's cable television assets that belong to Jones Cable Holdings, Inc. will no longer be owned directly by the Company and will not be available to satisfy claims of the holders of the Debt Securities.

  The payment of the principal of (and premium, if any) and interest on the Senior Subordinated Debt Securities is expressly subordinated, to the extent and in the manner set forth in any Prospectus Supplement and the Senior Subordinated Indenture, in right of payment to the prior payment in full of all present and future Senior Indebtedness (including any Senior Debt Securities then outstanding) of the Company. Senior Indebtedness is defined in the Senior Subordinated Indenture as set forth in clauses (1), (2), (3) and
(4) above from the Subordinated Indenture; provided, however, that it excludes only indebtedness that is subordinate in right of payment to any other indebtedness of the Company and indebtedness of the Company to a subsidiary for money borrowed or advanced. The Senior Subordinated Debt Securities will rank senior to the Company's outstanding issues of subordinated indebtedness.

  The extent to which the Company may incur Senior Indebtedness and limitations thereon, if any, are set forth in the accompanying Prospectus Supplement. If Debt Securities are being offered, the aggregate principal amount of Senior Indebtedness outstanding as of a recent date will be set forth in the accompanying Prospectus Supplement.

  Upon any payment or distribution of assets of the Company to creditors upon any dissolution, winding up, total or partial liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency or receivership or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Company or otherwise, all principal of, premium, if any, and interest due on all Senior Indebtedness (including any outstanding Senior Debt Securities) must be paid in full before the holders of the Senior Subordinated Debt Securities or the Subordinated Debt Securities are entitled to receive or retain any payment thereon, and principal of, premium, if any, and interest on the Senior Subordinated Securities must be paid in full before the holders of the Subordinated Debt Securities are entitled to receive or retain any payment thereon. Subject to the payment in full of all Senior Indebtedness, the holders of the Senior Subordinated Debt Securities or the Subordinated Debt Securities will be subrogated to the rights of the holders of Senior Indebtedness (as respectively defined in the Senior Subordinated Indenture and the Subordinated Indenture) to receive payments or distributions of assets of the Company applicable to Senior Indebtedness until the Senior Subordinated Debt Securities or Subordinated Debt Securities are paid in full.

CONVERSION RIGHTS

  The terms, if any, on which Debt Securities may be exchanged for or converted (mandatorily or otherwise) into shares of Class A Common Stock of the Company or into other securities of the Company or into shares of another corporation will be set forth in the Prospectus Supplement relating thereto. See "Description of Capital Stock." The Company currently holds, either directly or through certain of its wholly owned subsidiaries, 6,225,796 American Depositary Shares ("ADSs") representing 31,128,980 Ordinary Shares of Bell Cablemedia plc, a cable/telephony company incorporated under the laws of England and Wales. If Debt Securities convertible into the Company's ADSs are offered, information about Bell Cablemedia plc and the ADSs will be set forth in the accompanying Prospectus Supplement.

EVENTS OF DEFAULT, NOTICE AND WAIVER

  An Event of Default will be defined in the Indentures with respect to Debt Securities of any series issued thereunder as a default in payment of principal or premium, if any, at maturity or upon redemption; a default in payment of interest subject to applicable grace periods; a failure by the Company for 60 days after notice to perform any other of the covenants or agreements in the Indentures; certain events of bankruptcy, insolvency or reorganization of the Company or any significant subsidiary; or any other event of default provided with respect to Debt Securities of that series.

  Each Indenture will provide that, if an Event of Default shall have occurred and be continuing, either the Trustee or the holders of 25% in principal amount of the Debt Securities of such series then outstanding may declare the principal of all the Debt Securities of such series to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults may be waived by the holders of a majority in principal amount of the Debt Securities of such series then outstanding. The holders of a majority in principal amount of the Debt Securities of such series then outstanding may also waive any default (except a default in payment of principal or interest on the Debt Securities of such series) prior to such declaration.

  Each Indenture will require the Company to file a certificate specifying a default immediately upon becoming aware of such default, and to file annually with the Trustee a certificate either stating the absence of any default or specifying any default that exists. Each Indenture will provide that the Trustee shall, within 90 days after the occurrence of a default, give the holders of Debt Securities of any series notice of all uncured and unwaived defaults known to it; provided that, except in the case of default in the payment of principal or interest on any of the Debt Securities of such series or the making of any sinking fund payment, the Trustee will be protected in withholding such notice if the Trustee in good faith determines that the withholding of such notice is in the interest of such holders. The term "default" for the purpose of this provision means the occurrence of any of the Events of Default specified above, excluding any grace periods and irrespective of the giving of notice.

  Each Indenture will contain provisions entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the holders of Debt Securities of any series before proceeding to exercise any right or power under the Indenture at the request of such holders. Each Indenture provides that the holders of a majority in principal amount of the Debt Securities of such series then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that the Trustee may decline to act if such direction is contrary to law or if the Trustee determines in good faith that the proceeding so directed would be illegal, would involve it in personal liability or would be unduly prejudicial to other holders of Debt Securities of such series. Each Indenture also will restrict the right of holders of Debt Securities of such series to initiate any suit or proceeding by requiring prior written request to the Trustee of holders of at least 25% in principal amount of the Debt Securities of such series.

  Reference is made to the Prospectus Supplement relating to any series of Debt Securities that are original issue discount securities for the particular provision relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of an Event of Default and the continuation thereof.

MERGER OR SALES OF ASSETS

  Each Indenture will provide that the Company may merge with another corporation if the Company is the surviving corporation, or may consolidate with or merge into another corporation or sell or lease all or substantially all of its assets to another corporation if (i) immediately after such transaction no default or event of default under the Indenture shall have occurred or be continuing, (ii) the resulting, surviving or transferee corporation is organized and existing under the laws of a state of the United States or the District of Columbia and (iii) such corporation agrees to pay promptly when due the principal of and interest on the Debt Securities and agrees to assume, perform and observe all the covenants and conditions of the Indenture.

MODIFICATION OF THE INDENTURES

  The Company and the Trustee, with the consent of the holders of not less than a majority of the aggregate principal amount of the Debt Securities of any series affected at the time outstanding, may execute supplemental indentures adding, changing or eliminating stated provisions of the Indentures or of any supplemental indenture or modifying in any manner the rights of the holders of the Debt Securities; however, no such supplemental indenture may
(i) extend the stated maturity of any Debt Securities, reduce the rate or extend the time of payment of interest thereon, reduce the principal amount thereof, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date) without the consent of each holder of the Debt Securities of such series so affected, (ii) reduce the aforesaid percentage of any of the Debt Securities, the consent of the holders of which is required for any such supplemental indenture, without the consent of the holders of all the Debt Securities of such series then outstanding,
(iii) modify any of the provisions concerning modification of the Indentures except to increase any such percentage or to provide that certain other provisions of the Indentures cannot be modified or waived without the consent of each holder of the Debt Securities of such series so affected, or (iv) change the terms on which any Debt Securities are convertible or exchangeable into or exercisable for shares of a class of capital stock of the Company or any other issuer.

SATISFACTION AND DISCHARGE OF INDENTURE; DEFEASANCE

  Each Indenture may be discharged upon payment of the principal of (and premium, if any) and interest, if any, on all the Debt Securities and all other sums due thereunder. In addition, the Indentures will provide that if, within one year of the date the Debt Securities of any series becomes due and payable, or are to be called for redemption, the Company, if so permitted with respect to Debt Securities of a particular series, deposits with the Trustee, in trust for the benefit of the holders thereof, funds sufficient to pay all sums due for the principal of (and premium, if any) and interest, if any, on the Debt Securities of such series, as they shall become due or redeemable and, if certain other conditions are met, the Trustee shall cancel and satisfy such Indenture with respect to such series to the extent provided therein. The Prospectus Supplement describing the Debt Securities of such series will more fully describe the provisions, if any, relating to such cancellation and satisfaction of the Indenture with respect to such series.

                             PLAN OF DISTRIBUTION

  The Company may sell the Securities on a negotiated or competitive bid basis to or through underwriters or dealers, and also may sell the Securities directly to other purchasers or through agents. The Prospectus Supplement will describe the method of distribution of the Securities.

  The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  If underwriters are used in the offering of the Securities, the names of the managing underwriter or underwriters and any other underwriters, and the terms of the transaction, including compensation of the underwriters and dealers, if any, will be set forth in the Prospectus Supplement relating to such offering. Only underwriters named in a Prospectus Supplement will be deemed to be underwriters in connection with the Securities described therein. Firms not so named will have no direct or indirect participation in the underwriting of such Securities, although such a firm may participate in the distribution of such Securities under circumstances entitling it to a dealer's commission. It is anticipated that any underwriting agreement pertaining to any Securities will (1) entitle the underwriters to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution for payment which the underwriters may be required to make in respect thereof, (2) provide that the obligations of the underwriters will be subject to certain conditions precedent, and (3) provide that the underwriters generally will be obligated to purchase all the Securities if any are purchased.

  The Company also may sell the Securities to a dealer as principal. In such event, the dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

  The Securities also may be offered through agents designated by the Company from time to time. Any such agent will be named, and the terms of any such agency will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in such Prospectus Supplement, any such agent will act on a best efforts basis for the period of its appointment.

  Dealers and agents named in the Prospectus Supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the Securities described therein and, under agreements which may be entered into with the Company, may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution for payments which they may be required to make in respect thereof.

  Underwriters, dealers and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

  The anticipated place and time of delivery for the Securities will be set forth in the Prospectus Supplement.

                                 LEGAL MATTERS

  The legality of the Securities offered hereby will be passed upon for the Company by Elizabeth M. Steele, Vice President/General Counsel and Secretary of the Company.

                                    EXPERTS

  The consolidated financial statements of the Company and its subsidiaries included in the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1995, which are incorporated herein by reference, have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference upon the authority of said firm as experts in giving said reports.

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 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-
MATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFER-ENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY OR ANY AGENT OR UNDERWRITER. THIS PROSPECTUS SUPPLE-MENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER
THAN THOSE TO WHICH THEY RELATE OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY,TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICI-TATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               -----------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
The Company...............................................................   S-3
Recent Developments.......................................................   S-4
The Offering .............................................................   S-6
Use of Proceeds...........................................................   S-6
Risk Factors..............................................................   S-7
Capitalization............................................................  S-12
Selected Financial Data...................................................  S-13
Selected Pro Forma Financial Data.........................................  S-14
Supplemental Operating Data...............................................  S-15
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................  S-16
Business Overview.........................................................  S-22
Business Strategy.........................................................  S-23
The Company's Other Businesses and Investments............................  S-24
Cable Television Systems Information......................................  S-25
Principal Shareholders....................................................  S-26
Underwriting..............................................................  S-28
Incorporation of Certain Information by Reference.........................  S-29
Legal Matters.............................................................  S-29
Experts...................................................................  S-29

                                  PROSPECTUS

Available Information.....................................................     2
Incorporation of Certain Information by Reference.........................     2
The Company...............................................................     3
Recent Developments.......................................................     4
Ratio of Earnings to Fixed Charges........................................     6
Use of Proceeds...........................................................     6
Concurrent Offering.......................................................     7
Dividend Policy...........................................................     7
Price Range of Class A Common Stock.......................................     7
Description of Capital Stock..............................................     8
Description of Debt Securities............................................     8
Plan of Distribution......................................................    13
Legal Matters.............................................................    14
Experts...................................................................    14

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                               8,000,000 SHARES

                   [LOGO OF JONES INTERCABLE APPEARS HERE]

                             CLASS A COMMON STOCK





                               -----------------

                             PROSPECTUS SUPPLEMENT
                                August 20, 1997

                               -----------------



                                LEHMAN BROTHERS

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

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